Company – Lend Lease Corporation Limited
File No 82-3498



31 July 2003



Lend Lease
Corporation Limited
ABN 32 000 226 228

Level 46
Tower Building
Australia Square
Sydney NSW 2000
Australia

Telephone
02 9236 6111
Facsimile
02 9252 2192
DX 10230 SSE

www.lendlease.com

Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
USA

Attention: Filing Clerk

SUPPL

Dear Sir

Re: **Company:** **Lend Lease Corporation Limited**
File No: **82 - 3498**

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, the following documents are submitted in respect of the above registration:

Date	Document
30 July 2003	Announcement to Australian Stock Exchange Ceasing to be a Substantial Holder Notice under subsection 671B Commonwealth Property Office Fund
30 July 2003	Announcement to Australian Stock Exchange Notice of Initial Substantial Holder under subsection 671B Macquarie Goodman Industrial Trust
30 July 2003	Announcement to Australian Stock Exchange Ceasing to be a Substantial Holder Notice under subsection 671B Principal Office Fund

Yours faithfully

S. Sharpe

S J Sharpe
Company Secretary

dlw 8/8



Lend Lease
CORPORATION

Lend Lease Corporation Limited
ABN 32 000 226 228
Level 46
Tower Building
Australia Square
Sydney NSW 2000
Australia
Telephone
61 2 9236 6111
Facsimile
61 2 9252 2192
DX 10230 SSE

30 July 2003

The Manager
Companies Section
Australian Stock Exchange Limited (Sydney)

By electronic lodgement

The Manager
Companies Section
New Zealand Exchange

By email: 0015 64 4 473 1470

Pages: Twelve (12) pages

Dear Sir

Re: Stock Exchange Announcement
Ceasing to be a Substantial Holder Notice under subsection 671B

We enclose under subsection 671B Notice of Ceasing to be a Substantial Holder in Commonwealth Property Office Fund.

This notice is given by Lend Lease Corporation Limited and each of its subsidiaries named in Annexure 1 to this notice.

Yours faithfully
LEND LEASE CORPORATION LIMITED

S. Sharpe

S J Sharpe
Company Secretary

Attach

Form 605

Corporations Act 2001
Section 671B

Notice of ceasing to be a substantial holder

To Company name/Scheme Commonwealth Property Office Fund
ACN/ARSN 086 029 736

1. Details of substantial holder (1)

Name Lend Lease Corporation Limited
ACN (if applicable) 000 226 228

The holder ceased to be a substantial holder on 30/07/2003
The previous notice was given to the company on 01/04/2003
The previous notice was dated 01/04/2003

2. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest (2) of the substantial holder or an associate (3) in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (4)	Consideration given in relation to change (5)	Class (6) and number of securities affected	Person's votes affected
Refer Annex 2	Refer Annexure 2	Refer Annexure 2	Refer Annexure 2	Refer Annexure 2	Refer Annexure 2

3. Changes in association

The following persons who have become associates (3) of, ceased to be associates of, or have changed the nature of their association (7) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN (if applicable)	Nature of association
N/A	

4. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Lend Lease Corporation Limited and its subsidiaries named in Annexure 1	Level 46, Tower Building, Australia Square Sydney NSW 2000

Signature

print name S J Sharpe capacity Company Secretary

signature S. Sharpe date 30/07/2003

ANNEXURE 1

This is page 1 of 8 pages of Annexure 1 referred to in Form 605 signed by me and dated 30/07/2003.

S. Sharpe
S J Sharpe
Company Secretary

ENTITY NAME

Project and Construction Management - Australia

Bovis Lend Lease Pty Limited
Bovis McLachlan Pty Limited
Bovis TPC Pty Limited
Lend Lease (Taiwan) Pty Limited
Bovis McLachlan Ltd

Project and Construction Management - International

Bovis Lend Lease SA
Bovis Lend Lease Inc
BCM Gerenciamento, Engenharia e Construcao Ltds
Crystal Engineering Ltd Co of Shanghai
Bovis Lend Lease Project Consulting (Shanghai) Co Limited
Bovis Lend Lease SA (Chile)
Bovis Lend Lease (Costa Rica) SA
Bovis Lend Lese – Peurto Rico, S.E.
Bovis Lend Lease a.s.
Bovis Egypt SAE
Bovis Lend Lease SA
Yeomans SA
Bovis Lend Lease SA
Lehrer McGovern Bovis SARL
Bovis Lend Lease Holdings Gmbh
Bovis Lend Lease I'RW AG
Haremead GmbH
Bovis Lend Lease Microelectronics GmbH
Bovis Lend Lease Bau Gmbh
Bovis Lend Lease General Construction Limited Liability Co
Bovis Lend Lease Limited
Bovis Lend Lease China (HK) Limited
Normanno Limited
Bovis Lend Lease Menoki Tanacsado KFT
Bovis Lend Lease PVT Limited
PT Lend Lease Graha Indonesia
PTLL Development Indonesia
FEBC Pvt Limited
Bovis LL SRL
Bovis Lend Lease Japan, Inc.
I'RW AG Beratende Ingenieure Italien GmbH
Bovis Lend Lease Sdn Bhd
Lend Lease Project Management Sdn Bhd
Bovis Malaysia Sdn Bhd
Lehrer McGovern Malaysia Sdn Bhd
WTW Bovis Sdn Bhd
Impro Intelligent Building Services Sdn Bhd
Bovis Lend Lease SA De CV

ANNEXURE 1

This is page 2 of 8 pages of Annexure 1 referred to in Form 605 signed by me and dated 30/07/2003.

S. Sharpe
S J Sharpe
Company Secretary

ENTITY NAME

Bovis Lend Lease Services SA de CV
Bovis Lend Lease Microelectronics Group BV
Crystal Consulting Engineers BV
Bovis Lend Lease Overseas Holding BV
Bovis Lend Lease BV
Bovis Lend Lease Microelectronic Holdings BV
Lend Lease Central Europe Sp Zoo
Bovis Lend Lease SP
Bovis Lend Lease Portugal Gestao De Projectos E Obras Limitada
Bovis Lend Lease (Pty) Limited
Bovis Construction Management (Pty) Limited
Bovis Lend Lease sro
WTW Consultant Pte Limited
Bovis Lend Lease Pte Limited
Bovis Lend Lease Projects Pte Limited
Bovis Lend Lease AG
Crystal Engineering Asia Limited
Bovis Development Consultants
Bovis (Thailand) Limited
Bovis Development Corporation Limited
Lend Lease Project Management (Thailand) Limited
Lend Lease (Thailand) Limited
Bovis Lend Lease Insaat Ve Proje Yonetimi Limited Sirketi (formerly Bovis Insaat Tiscaret Limited)
Bovis Lend Lease Pharmaceutical Limited
Bovis Lend Lease (Scotland) Limited (formerly Bovis Construction (Scotland) Limited
Bovis Lend Lease Limited
Ashby & Horner London Limited
Bovis Construction Limited
Bovis Construction (North Western) Limited
Lend Lease Projects Limited
Lend Lease FAB Technologies Limited
Lend Lease Cell FAB Limited
Bovis Lend Lease Microelectronics Limited
Ashby & Horner Joinery & Interiors Limited
Bovis Coverspan Limited
Bovis Engineering Limited
Bovis Ireland Limited
Bovis Lend Lease Holdings Limited
Bovis Lend Lease International Limited
Bovis LL Overseas Services Limited
Bovis Urban Renewal Limited
Construction Engineering Management Limited
John Lelliott Construction Limited
John Lelliott Group plc
Vanguard Enterprises Limited
Yeoman & Partners Limited

ANNEXURE 1

This is page 3 of 8 pages of Annexure 1 referred to in Form 605 signed by me and dated 30/07/2003.

S. Sharpe
S J Sharpe
Company Secretary

ENTITY NAME

Bovis Lend Lease Overseas Holdings Limited
Bovis Tanvec Group Limited
Elstead Properties Limited
Tanshire Limited
WT Integrated Systems Limited
Bovis Lend Lease Pharmaceutical Limited (formerly Bovis Tanvec Limited)
Pharmaceutical Engineering and Design Limited
Haremead Limited
Tanvec Limited
Bovis Lend Léase Group Limited
Bovis Europe Limited
Bovis Lelliot Limited
Bovis UK Pension Trustee Limited
Crowngap Construction Limited
Lehrer McGovern Bovis International Limited
Lehrer McGovern International Limited
Wyseplant Limited
Lend Lease Projects, Inc.
Catalyst Healthcare Management Ltd
Bovis Lend Lease Investment Ltd
Bovis Ireland Limited
W.R. Adams Inc
Bovis Lend Lease Interiors, Inc
Bovis Lend Lease LP
Schal Bovis, Inc.
Bovis International Inc – New York
Department of General Services (83rd St Precinct)
Parcel 10 West Contractors LLC
Crystal FAB Technology of America, Inc.
Lend Lease Actus, LLC
Bovis Construction Corp of Colarado, Inc.
Bovis International, Inc,Delaware
Bovis Lend Lease Holdings, Inc.
Bovis Lend Lease, Inc.
Bovis Lend Lease Interiors, Inc.
Bovis Lend Lease LMB, Inc.
Bovis M-L Holdings Limited
Bovis Venezuela SA
L/M Financial Services, Inc.
M&S Capital, Inc.
Bovis Lend Lease Microelectronics (formerly Project Consultants, Inc),
Tennessee Stadium Group Partnership

ANNEXURE 1

This is page 4 of 8 pages of Annexure 1 referred to in Form 605 signed by me and dated 30/07/2003.

S. Sharpe
S J Sharpe
Company Secretary

ENTITY NAME

Integrated Development Business - Australia

Lend Lease Development Pty Limited
Jacksons Landing Realty Pty Limited
Lend Lease Darling Park One Pty Limited
LLD Precinct 2 Pty Limited
LLD Sales (North Lakes) Pty Limited
LLD Marketing (North Lakes) Pty Limited
LLD Projects (North Lakes) Pty Limited
Lend Lease Moore Park Pty Limited
Lend Lease Moore Park Management Pty Limited
NS Management Services Pty Ltd (formerly Management Services Pty Ltd)
Playbill Venue Management Pty Limited
Lend Lease Residential Pty Limited
Sherwood Hills Pty Limited
Lend Lease Estates Pty Limited
Lend Lease Shopping Centre Development Pty Limited
Swadlincote Pty Limited
Polenta Pty Limited
Delfin Limited
Delfin Berwick Pty Ltd
Delfin Caroline Springs Pty Ltd
Delfin Chase Pty Ltd
Delfin Constructions Pty Ltd
Delfin Craigieburn Pty
Delfin Forest Lake Pty Ltd
Delfin Forest Lake Village Pty Ltd
Delfin GC Pty Ltd
Delfin Greystanes Pty Ltd
Delfin Holroyd Pty Ltd
Delfin Management Services Pty Ltd
Delfin Mawson Lakes Pty Ltd
Delfin Pakenham Pty Ltd
Delfin Realty
Delfin Retirement Living Pty Ltd
Delfin Springfield Pty Ltd
Delfin Townsville Pty Ltd
Ivyville Pty Ltd
Forest Lake Management Pty Ltd
Delfin Realty (Qld) Pty Ltd

ANNEXURE 1

This is page 5 of 8 pages of Annexure 1 referred to in Form 605 signed by me and dated 30/07/2003.

S. Sharpe
S J Sharpe
Company Secretary

ENTITY NAME

Integrated Development Business - International

Lend Lease Organisation Pte Limited
Admiralty Industrial Park Pte Limited
Lend Lease Investments Pte Limited
PT Lend Lease Development Indonesia
Lend Lease Europe Holdings Limited
Lend Lease Europe Limited
Chapelfield GP Limited
Blueco Limited
Lend Lease Europe Finance plc
Fareham Retail Partnership (Market Quay) Limited
Lend Lease Bluewater Park Limited (formerly Lend Lease Dundee Investment Limited)
Lend Lease Global Investment plc
Lend Lease Solihull Limited
Lend Lease Dundee Investment Limited
LL Chelv UK Limited
Clacton Centre Limited
Lend Lease Fareham (Market Quay) Limited
Lend Lease Chelverton Holdings Limited
Civic Shopping Centres Limited
Lend Lease (UK) Management Services Limited
Lend Lease Norwich Limited
Lend Lease Projects Limited
Lend Lease Central Europe SPZoo
Lend Lease Espana S.A.
Lend Lease Belvedere Limited
Meridian Delta Limited
Lend Lease Development (US) Inc
Prowswood Companies
San Francisco Cruise Terminal, LLC

Real Estate Investments - Australia

Lend Lease Management (NSW) Pty Limited
Lend Lease Real Estate Investment Limited
GPT Management Limited
Lend Lease Property Management (Australia) Limited
Lend Lease CBD Projects Pty Limited
Lend Lease Property Management Pty Limited
Lend Lease USOT Management Limited
Lend Lease Capital Services Limited
LLSP Pty Limited
Roma Street Operations Pty Limited
Growth Equities Mutual Property Management Pty Limited
Growth Equities Services Pty Limited
Growth Equities Services Trust
DPT Operator Pty Limited

ANNEXURE 1

This is page 6 of 8 pages of Annexure 1 referred to in Form 605 signed by me and dated 30/07/2003.

S. Sharpe
S J Sharpe
Company Secretary

ENTITY NAME

DPPT Operator Pty Limited
Lend Lease Asia Investments Pty Limited
Lend lease Securities and Investment Pty Ltd
Homemaker Property Management Pty Ltd
Homemaker Retail Management Limited

Real Estate Investments - International

Lend Lease Asia Water Pty Limited
REIS (NZ) Limited
REIS Holdings (NZ) Limited
Lend Lease Property Management (Singapore) Pte Limited
Lend Lease Real Estate Investment Services Asia Pte Limited
Lend Lease Asia Holdings Pte Limited
Vita Lend Lease Limited
Lend Lease US Investments Limited
Lend Lease Real Estate Investment Services Limited
Lend Lease Real Estate Investments Limited
Lend Lease Europe GP Limited
Bluewater Lend Lease Limited
Lend Lease Houlihan Rovers SA
Lend Lease Latin American Realty Advisors Limited
Lend Lease Retail Investment Espana SL
Lend Lease Shopping Centres SL
Larry Smith & Associates SRL
Lend Lease Global Real Estate Advisors
LL Espana 1 BV
LL Espana 3 BV
Larry Smith & Durco SA (Portugal)
Larry Smith Consulting SA
European Retail Services Limited
Overgate Feeder GP Limited
Lend Lease Commercial Espana SL
Overgate GP Limited
Lend Lease Europe Retail Investments Limited
Lend Lease Continental Holdings Limited
Chapelfield LP Limited
Larry Smith & Durco S.A. (Spain)
Lend Lease (No 1) Limited
Lend Lease Luxembourg Services SARL
Lend Lease (No. 3) Limited
Lend Lease (No. 4) Limited
Meridian Delta Dome Limited
Lend Lease Development Capital Services (formerly Lend Lease Europe GP2 Limited)
Yarmouth Lend Lease Properties, Inc.
Lend Lease (US) Finance, Inc.
Yarmouth Lend Lease Acquisitions, Inc.

ANNEXURE 1

This is page 7 of 8 pages of Annexure 1 referred to in Form 605 signed by me and dated 30/07/2003.

S. Sharpe
S J Sharpe
Company Secretary

ENTITY NAME

Yarmouth Lend Lease King of Prussia, Inc.
Lend Lease Hotel Holdings, Inc.
Lend Lease (US) Holdings, Inc.
Yarmouth Cheyenne Holdings, Inc.
Lend Lease Investments Holdings, Inc.
Lend Lease (US) Services, Inc.
Lend Lease Real Estate Investments, Inc.
YCPGP, Inc.
YCPGPII, Inc.
Buckhead Strategic Corp II
Buckhead III TMP Corp
Lend Lease Capital Markets, Inc
Lend Lease Portfolio Management, Inc.
Lend Lease Agri Business, Inc.
Lend Lease Mortgage Investment, Inc.
Bucephalus GP, Inc.
CapMark Services LP
HFF, LP
HFF - GP Inc.
Pearl Mortgage Inc.
BFG - GP Inc.
Lend Lease Clinton 54 LLO
Lend Lease Manhattan Housing Corp
Lend Lease Apartment Management, LLC
LLAM Holding Company
Cordia Senior Living, LLC
LLREA GP, Inc
Lend Lease Glendale, LLC
Lend Lease BFRP, Inc.
Lend Lease MSR Corp
Lend Lease/Rosen Real Estate Securities LLC
The Boston Financial Group Limited Partnership
Lend Lease Canada, Inc
Lend Lease Canada Holdings Ltd
Lend Lease Nova Scotia Inc
Lend Lease Japan Portfolio Investments
Lend Lease Japan, Inc
Lend Lease Japan Investments YK
Lend Lease Korea, Inc
Lend Lease Equities de Mexico
Lend Lease de Mexico S A de C,V
AM Services de Personal, S.A
Lend Lease Thailand
IDDF Advisors Limited
Lend Lease International Distressed Debt Fund Advisors, S.A
Lend Lease Latin American Realty Advisors Limited

ANNEXURE 1

This is page 8 of 8 pages of Annexure 1 referred to in Form 605 signed by me and dated 30/07/2003.

S. Sharpe
S J Sharpe
Company Secretary

ENTITY NAME

Equity Investments
- Martensite Pty Limited
- Lend Lease Custodian Pty Limited
- Orebro Pty Limited

Group Services - Australia
- Lend Lease Singapore Investments Pty Limited
- Lend Lease Corporation Limited
- Lend Lease Finance Limited
- Serenia Pty Limited
- Lend Lease International Pty Limited
- Lend Lease Insurance Limited
- City Centre Development Limited
- Costal Limited
- Lend Lease New Zealand Pty Limited
- Lend Lease Property Securities Management Pty Limited

Group Services - International
- Canopy Assurance Limited

ANNEXURE 2

This is page 1 of 2 pages of Annexure 2 referred to in Form 605 signed by me and dated 30/07/2003.

S. Sharpe
S J Sharpe
Company Secretary

Holder of Relevant Interest	Registered Holder	Note	
Lend Lease Group	State Street on behalf of **MLC Limited**	B	17,589,745
Lend Lease Group	State Street on behalf of **MLC MasterKey Unit Trust**	B	16,745,958
Lend Lease Group	State Street on behalf of **MLC Pooled Trust**	B	23,312,804
Lend Lease Group	Cogent Nominees on behalf of **WOW Super Pty Limited**	B	1,420,159
Lend Lease Group	National Nominees on behalf of **Victoria State Super Fund**	B	10,751,330
Balance as at 31 March 2003			**69,819,996**

DATE	NATURE OF CHANGE	PRICE $	VALUE $	QUANTITY
03/04/03	Purchase	580,000	1.16	500,000
03/04/03	Purchase	282,017	1.16	243,118
07/04/03	Purchase	847,770	1.16	734,000
07/04/03	Purchase	307,230	1.16	266,000
25/06/03	Sale	(49,600)	1.24	(40,000)
25/06/03	Purchase	400,160	1.22	328,000
25/06/03	Purchase	236,680	1.22	194,000
25/06/03	Sale	(28,520)	1.24	(23,000)
25/06/03	Purchase	213,500	1.22	175,000
25/06/03	Purchase	1,455,460	1.22	1,193,000
25/06/03	Purchase	2,213,080	1.22	1,814,000
25/06/03	Purchase	589,260	1.22	483,000
25/06/03	Sale	(72,308)	1.24	(58,313)
25/06/03	Purchase	137,860	1.22	113,000
01/07/03	Sale	(99,600)	1.20	(83,000)
01/07/03	Sale	(58,800)	1.20	(49,000)
01/07/03	Sale	(429,600)	1.20	(358,000)
01/07/03	Sale	(480,000)	1.20	(400,000)
01/07/03	Sale	(139,200)	1.20	(116,000)
01/07/03	Sale	(528,000)	1.20	(440,000)
01/07/03	Sale	(146,400)	1.20	(122,000)
01/07/03	Sale	(38,400)	1.20	(32,000)
22/07/03	Sale	(153,375)	1.17	(131,000)
22/07/03	Sale	(90,152)	1.17	(77,000)
22/07/03	Sale	(663,844)	1.17	(567,000)
22/07/03	Sale	(959,049)	1.17	(819,000)
22/07/03	Sale	(734,475)	1.17	(627,220)

ANNEXURE 2

This is page 2 of 2 pages of Annexure 2 referred to in Form 605 signed by me and dated 30/07/2003.

S. Sharpe

S J Sharpe
Company Secretary

DATE	NATURE OF CHANGE	PRICE $	VALUE $	QUANTITY
22/07/03	Sale	(83,127)	1.17	(71,000)
22/07/03	Sale	(225,964)	1.17	(193,000)
22/07/03	Sale	(59,711)	1.17	(51,000)

NOTES

A In this Annexure:

"AMP" means AMP Nominees Pty Limited (ACN 084 150 023) of Level 13, AMP Centre, 50 Bridge Street, Sydney NSW 2000.

"Cogent Nominees" means Cogent Nominees Pty Limited (ACN 084 150 023) of Level 13, AMP Centre, 50 Bridge Street, Sydney NSW 2000.

"Lend Lease Group" means Lend Lease Corporation Limited (ACN 000 226 228) of Level 46, Tower Building, Australia Square, Sydney NSW 2000 and each of the companies in Annexure 1 of the addresses indicated in Annexure 1.

"MLC" means MLC Limited (ACN 000 000 402) of Level 6, MLC Building, 105-153 Miller Street, North Sydney NSW 2060.

"MLC Investments" means MLC Investments Limited (ACN 002 641 661) of Level 6, MLC Building, 105-153 Miller Street, North Sydney NSW 2060, trustee of the MLC MasterKey Unit Trust and the MLC Pooled Trust.

"National Nominees" means National Nominees Limited (ACN 004 278 899), a subsidiary of National Australia Bank Limited (ACN 004 044 937) of 5th Floor South, 271 Collins Street, Melbourne VIC 3000.

"State Street" means State Street Australia Limited (ACN 002 965 200) of State Street Centre, 338 Pitt Street, Sydney NSW 2000.

"Victoria State Super Fund" means Victoria State Superannuation Fund of Level 10, 60 Collins Street, Melbourne VIC 3000.

"WOW Super Pty Limited" means Woolworths Group Superannuation Scheme Pty Limited (ACN 010 009 832) of Level 5, 540 George Street, Sydney NSW 2000.

B Explanation of Relationship and Nature of Relevant Interests

Lend Lease Corporation Limited is an Investment Manager/Adviser appointed by the following entities. Under the respective Investment Management/Advisory Agreements, Lend Lease Corporation Limited has acquisition and disposal powers in respect of those securities.

Registered Holder	On behalf of
State Street Australia Limited	MLC Limited MLC MasterKey Unit Trust MLC Pooled Trust
AMP Nominees Pty Limited	WOW Super Pty Limited
National Nominees Limited	Victoria State Superannuation Fund



Lend Lease
Corporation Limited
ABN 32 000 226 228

Level 46
Tower Building
Australia Square
Sydney NSW 2000
Australia

Telephone
61 2 9236 6111

Facsimile
61 2 9252 2192

DX 10230 SSE

30 July 2003

The Manager
Companies Section
Australian Stock Exchange Limited (Sydney)

By electronic lodgement

The Manager
Companies Section
New Zealand Stock Exchange

By email: announce@nzse.co.nz

Pages: Eighteen (18) pages

Dear Sir

Re: Stock Exchange Announcement
Notice of Initial Substantial Holder under subsection 671B

We enclose under subsection 671B Notice of Initial Substantial Holder in Macquarie Goodman Industrial Trust.

This notice is given by Lend Lease Corporation Limited and each of its subsidiaries named in Annexure 1 to this notice.

Yours faithfully
LEND LEASE CORPORATION LIMITED

S. Sharpe

S J Sharpe
Company Secretary

Attach

Form 603

Corporations Act 2001
Section 671B

Notice of initial substantial holder

To Company Name/Scheme	Macquarie Goodman Industrial Trust
ACN/ARSN	091 213 839

1. Details of substantial holder (1)

Name	Lend Lease Corporation Limited
ACN/ARSN (if applicable)	000 226 228

The holder became a substantial holder on 28/07/03

2. Details of voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in on the date the substantial holder became a substantial holder are as follows:

Class of securities (4)	Number of securities	Persons' votes (5)	Voting power (6)
Units	1,113,172,000	58,295,633	5.24%

3. Details of relevant interests

The nature of the relevant interest the substantial holder or an associate had in the following voting securities on the date the substantial holder became a substantial holder are as follows:

Holder of relevant interest	Nature of relevant interest (7)	Class and number of securities
See Annexure 2	See Annexure 2	See Annexure 2

4. Details of present registered holders

The persons registered as holders of the securities referred to in paragraph 3 above are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Class and number of securities
See Annexure 2	See Annexure 2	See Annexure 2	See Annexure 2

5. Consideration

The consideration paid for each relevant interest referred to in paragraph 3 above, and acquired in the four months prior to the day that the substantial holder became a substantial holder is as follows:

Holder of relevant interest	Date of acquisition	Consideration (9)		Class and number of securities
		Cash	Non-cash	
See Annexure 2	See Annexure 2	See Annexure 2		See Annexure 2

6. Associates

The reasons the persons named in paragraph 3 above are associates of the substantial holder are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
See Annexure 2	See Annexure 2
Notes	Notes

7. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Lend Lease Corporations Limited and	Level 46, Tower Building, Australia Square
its subsidiaries named in Annexure 1	Sydney NSW 2000

Signature

print name S J Sharpe capacity Company Secretary

sign here S. Sharpe date 30/07/2003

ANNEXURE 1

This is page 1 of 8 pages of Annexure 1 referred to in Form 603 signed by me and dated 30/07/2003.

S. Sharpe
S J Sharpe
Company Secretary

ENTITY NAME

Project and Construction Management - Australia

Bovis Lend Lease Pty Limited
Bovis McLachlan Pty Limited
Bovis TPC Pty Limited
Lend Lease (Taiwan) Pty Limited
Bovis McLachlan Ltd

Project and Construction Management - International

Bovis Lend Lease SA
Bovis Lend Lease Inc
BCM Gerenciamento, Engenharia e Construcao Ltds
Crystal Engineering Ltd Co of Shanghai
Bovis Lend Lease Project Consulting (Shanghai) Co Limited
Bovis Lend Lease SA (Chile)
Bovis Lend Lease (Costa Rica) SA
Bovis Lend Lese – Peurto Rico, S.E.
Bovis Lend Lease a.s.
Bovis Egypt SAE
Bovis Lend Lease SA
Yeomans SA
Bovis Lend Lease SA
Lehrer McGovern Bovis SARL
Bovis Lend Lease Holdings Gmbh
Bovis Lend Lease I'RW AG
Haremead GmbH
Bovis Lend Lease Microelectronics GmbH
Bovis Lend Lease Bau Gmbh
Bovis Lend Lease General Construction Limited Liability Co
Bovis Lend Lease Limited
Bovis Lend Lease China (HK) Limited
Normanno Limited
Bovis Lend Lease Menoki Tanacsado KFT
Bovis Lend Lease PVT Limited
PT Lend Lease Graha Indonesia
PTLL Development Indonesia
FEBC Pvt Limited
Bovis LL SRL
Bovis Lend Lease Japan, Inc.
I'RW AG Beratende Ingenieure Italien GmbH
Bovis Lend Lease Sdn Bhd
Lend Lease Project Management Sdn Bhd
Bovis Malaysia Sdn Bhd
Lehrer McGovern Malaysia Sdn Bhd
WTW Bovis Sdn Bhd
Impro Intelligent Building Services Sdn Bhd
Bovis Lend Lease SA De CV

ANNEXURE 1

This is page 2 of 8 pages of Annexure 1 referred to in Form 603 signed by me and dated 30/07/2003.

S. Sharpe..........
S J Sharpe
Company Secretary

ENTITY NAME

Bovis Lend Lease Services SA de CV
Bovis Lend Lease Microelectronics Group BV
Crystal Consulting Engineers BV
Bovis Lend Lease Overseas Holding BV
Bovis Lend Lease BV
Bovis Lend Lease Microelectronic Holdings BV
Lend Lease Central Europe Sp Zoo
Bovis Lend Lease SP
Bovis Lend Lease Portugal Gestao De Projectos E Obras Limitada
Bovis Lend Lease (Pty) Limited
Bovis Construction Management (Pty) Limited
Bovis Lend Lease sro
WTW Consultant Pte Limited
Bovis Lend Lease Pte Limited
Bovis Lend Lease Projects Pte Limited
Bovis Lend Lease AG
Crystal Engineering Asia Limited
Bovis Development Consultants
Bovis (Thailand) Limited
Bovis Development Corporation Limited
Lend Lease Project Management (Thailand) Limited
Lend Lease (Thailand) Limited
Bovis Lend Lease Insaat Ve Proje Yonetimi Limited Sirketi (formerly Bovis Insaat Tiscaret Limited)
Bovis Lend Lease Pharmaceutical Limited
Bovis Lend Lease (Scotland) Limited (formerly Bovis Construction (Scotland) Limited
Bovis Lend Lease Limited
Ashby & Horner London Limited
Bovis Construction Limited
Bovis Construction (North Western) Limited
Lend Lease Projects Limited
Lend Lease FAB Technologies Limited
Lend Lease Cell FAB Limited
Bovis Lend Lease Microelectronics Limited
Ashby & Horner Joinery & Interiors Limited
Bovis Coverspan Limited
Bovis Engineering Limited
Bovis Ireland Limited
Bovis Lend Lease Holdings Limited
Bovis Lend Lease International Limited
Bovis LL Overseas Services Limited
Bovis Urban Renewal Limited
Construction Engineering Management Limited
John Lelliott Construction Limited
John Lelliott Group plc
Vanguard Enterprises Limited
Yeoman & Partners Limited

ANNEXURE 1

This is page 3 of 8 pages of Annexure 1 referred to in Form 603 signed by me and dated 30/07/2003.

S. Sharpe
S J Sharpe
Company Secretary

ENTITY NAME

Bovis Lend Lease Overseas Holdings Limited
Bovis Tanvec Group Limited
Elstead Properties Limited
Tanshire Limited
WT Integrated Systems Limited
Bovis Lend Lease Pharmaceutical Limited (formerly Bovis Tanvec Limited)
Pharmaceutical Engineering and Design Limited
Haremead Limited
Tanvec Limited
Bovis Lend Lease Group Limited
Bovis Europe Limited
Bovis Lelliot Limited
Bovis UK Pension Trustee Limited
Crowngap Construction Limited
Lehrer McGovern Bovis International Limited
Lehrer McGovern International Limited
Wyseplant Limited
Lend Lease Projects, Inc.
Catalyst Healthcare Management Ltd
Bovis Lend Lease Investment Ltd
Bovis Ireland Limited
W.R. Adams Inc
Bovis Lend Lease Interiors, Inc
Bovis Lend Lease LP
Schal Bovis, Inc.
Bovis International Inc – New York
Department of General Services (83rd St Precinct)
Parcel 10 West Contractors LLC
Crystal FAB Technology of America, Inc.
Lend Lease Actus, LLC
Bovis Construction Corp of Colarado, Inc.
Bovis International, Inc,Delaware
Bovis Lend Lease Holdings, Inc.
Bovis Lend Lease, Inc.
Bovis Lend Lease Interiors, Inc.
Bovis Lend Lease LMB, Inc.
Bovis M-L Holdings Limited
Bovis Venezuela SA
L/M Financial Services, Inc.
M&S Capital, Inc.
Bovis Lend Lease Microelectronics (formerly Project Consultants, Inc),
Tennessee Stadium Group Partnership

ANNEXURE 1

This is page 4 of 8 pages of Annexure 1 referred to in Form 603 signed by me and dated 30/07/2003.

S. Sharpe
S J Sharpe
Company Secretary

ENTITY NAME

Integrated Development Business - Australia

Lend Lease Development Pty Limited
Jacksons Landing Realty Pty Limited
Lend Lease Darling Park One Pty Limited
LLD Precinct 2 Pty Limited
LLD Sales (North Lakes) Pty Limited
LLD Marketing (North Lakes) Pty Limited
LLD Projects (North Lakes) Pty Limited
Lend Lease Moore Park Pty Limited
Lend Lease Moore Park Management Pty Limited
NS Management Services Pty Ltd (formerly Management Services Pty Ltd)
Playbill Venue Management Pty Limited
Lend Lease Residential Pty Limited
Sherwood Hills Pty Limited
Lend Lease Estates Pty Limited
Lend Lease Shopping Centre Development Pty Limited
Swadlincote Pty Limited
Polenta Pty Limited
Delfin Limited
Delfin Berwick Pty Ltd
Delfin Caroline Springs Pty Ltd
Delfin Chase Pty Ltd
Delfin Constructions Pty Ltd
Delfin Craigieburn Pty
Delfin Forest Lake Pty Ltd
Delfin Forest Lake Village Pty Ltd
Delfin GC Pty Ltd
Delfin Greystanes Pty Ltd
Delfin Holroyd Pty Ltd
Delfin Management Services Pty Ltd
Delfin Mawson Lakes Pty Ltd
Delfin Pakenham Pty Ltd
Delfin Realty
Delfin Retirement Living Pty Ltd
Delfin Springfield Pty Ltd
Delfin Townsville Pty Ltd
Ivyville Pty Ltd
Forest Lake Management Pty Ltd
Delfin Realty (Qld) Pty Ltd

ANNEXURE 1

This is page 5 of 8 pages of Annexure 1 referred to in Form 603 signed by me and dated 30/07/2003.

S. Sharpe
S J Sharpe
Company Secretary

ENTITY NAME

Integrated Development Business - International

Lend Lease Organisation Pte Limited
Admiralty Industrial Park Pte Limited
Lend Lease Investments Pte Limited
PT Lend Lease Development Indonesia
Lend Lease Europe Holdings Limited
Lend Lease Europe Limited
Chapelfield GP Limited
Blueco Limited
Lend Lease Europe Finance plc
Fareham Retail Partnership (Market Quay) Limited
Lend Lease Bluewater Park Limited (formerly Lend Lease Dundee Investment Limited)
Lend Lease Global Investment plc
Lend Lease Solihull Limited
Lend Lease Dundee Investment Limited
LL Chelv UK Limited
Clacton Centre Limited
Lend Lease Fareham (Market Quay) Limited
Lend Lease Chelverton Holdings Limited
Civic Shopping Centres Limited
Lend Lease (UK) Management Services Limited
Lend Lease Norwich Limited
Lend Lease Projects Limited
Lend Lease Central Europe SPZoo
Lend Lease Espana S.A.
Lend Lease Belvedere Limited
Meridian Delta Limited
Lend Lease Development (US) Inc
Prowswood Companies
San Francisco Cruise Terminal, LLC

Real Estate Investments - Australia

Lend Lease Management (NSW) Pty Limited
Lend Lease Real Estate Investment Limited
GPT Management Limited
Lend Lease Property Management (Australia) Limited
Lend Lease CBD Projects Pty Limited
Lend Lease Property Management Pty Limited
Lend Lease USOT Management Limited
Lend Lease Capital Services Limited
LLSP Pty Limited
Roma Street Operations Pty Limited
Growth Equities Mutual Property Management Pty Limited
Growth Equities Services Pty Limited
Growth Equities Services Trust
DPT Operator Pty Limited

ANNEXURE 1

This is page 6 of 8 pages of Annexure 1 referred to in Form 603 signed by me and dated 30/07/2003.

S. Sharpe.....................
S J Sharpe
Company Secretary

ENTITY NAME

DPPT Operator Pty Limited
Lend Lease Asia Investments Pty Limited
Lend lease Securities and Investment Pty Ltd
Homemaker Property Management Pty Ltd
Homemaker Retail Management Limited

Real Estate Investments - International

Lend Lease Asia Water Pty Limited
REIS (NZ) Limited
REIS Holdings (NZ) Limited
Lend Lease Property Management (Singapore) Pte Limited
Lend Lease Real Estate Investment Services Asia Pte Limited
Lend Lease Asia Holdings Pte Limited
Vita Lend Lease Limited
Lend Lease US Investments Limited
Lend Lease Real Estate Investment Services Limited
Lend Lease Real Estate Investments Limited
Lend Lease Europe GP Limited
Bluewater Lend Lease Limited
Lend Lease Houlihan Rovers SA
Lend Lease Latin American Realty Advisors Limited
Lend Lease Retail Investment Espana SL
Lend Lease Shopping Centres SL
Larry Smith & Associates SRL
Lend Lease Global Real Estate Advisors
LL Espana 1 BV
LL Espana 3 BV
Larry Smith & Durco SA (Portugal)
Larry Smith Consulting SA
European Retail Services Limited
Overgate Feeder GP Limited
Lend Lease Commercial Espana SL
Overgate GP Limited
Lend Lease Europe Retail Investments Limited
Lend Lease Continental Holdings Limited
Chapelfield LP Limited
Larry Smith & Durco S.A. (Spain)
Lend Lease (No 1) Limited
Lend Lease Luxembourg Services SARL
Lend Lease (No. 3) Limited
Lend Lease (No. 4) Limited
Meridian Delta Dome Limited
Lend Lease Development Capital Services (formerly Lend Lease Europe GP2 Limited)
Yarmouth Lend Lease Properties, Inc.
Lend Lease (US) Finance, Inc.
Yarmouth Lend Lease Acquisitions, Inc.

ANNEXURE 1

This is page 7 of 8 pages of Annexure 1 referred to in Form 603 signed by me and dated 30/07/2003.

S. Sharpe
S J Sharpe
Company Secretary

ENTITY NAME

Yarmouth Lend Lease King of Prussia, Inc.
Lend Lease Hotel Holdings, Inc.
Lend Lease (US) Holdings, Inc.
Yarmouth Cheyenne Holdings, Inc.
Lend Lease Investments Holdings, Inc.
Lend Lease (US) Services, Inc.
Lend Lease Real Estate Investments, Inc.
YCPGP, Inc.
YCPGPII, Inc.
Buckhead Strategic Corp II
Buckhead III TMP Corp
Lend Lease Capital Markets, Inc
Lend Lease Portfolio Management, Inc.
Lend Lease Agri Business, Inc.
Lend Lease Mortgage Investment, Inc.
Bucephalus GP, Inc.
CapMark Services LP
HFF, LP
HFF - GP Inc.
Pearl Mortgage Inc.
BFG - GP Inc.
Lend Lease Clinton 54 LLO
Lend Lease Manhattan Housing Corp
Lend Lease Apartment Management, LLC
LLAM Holding Company
Cordia Senior Living, LLC
LLREA GP, Inc
Lend Lease Glendale, LLC
Lend Lease BFRP, Inc.
Lend Lease MSR Corp
Lend Lease/Rosen Real Estate Securities LLC
The Boston Financial Group Limited Partnership
Lend Lease Canada, Inc
Lend Lease Canada Holdings Ltd
Lend Lease Nova Scotia Inc
Lend Lease Japan Portfolio Investments
Lend Lease Japan, Inc
Lend Lease Japan Investments YK
Lend Lease Korea, Inc
Lend Lease Equities de Mexico
Lend Lease de Mexico S A de C,V
AM Services de Personal, S.A
Lend Lease Thailand
IDDF Advisors Limited
Lend Lease International Distressed Debt Fund Advisors, S.A
Lend Lease Latin American Realty Advisors Limited

ANNEXURE 1

This is page 8 of 8 pages of Annexure 1 referred to in Form 603 signed by me and dated 30/07/2003.

S. Sharpe
S J Sharpe
Company Secretary

ENTITY NAME

Equity Investments
- Martensite Pty Limited
- Lend Lease Custodian Pty Limited
- Orebro Pty Limited

Group Services - Australia
- Lend Lease Singapore Investments Pty Limited
- Lend Lease Corporation Limited
- Lend Lease Finance Limited
- Serenia Pty Limited
- Lend Lease International Pty Limited
- Lend Lease Insurance Limited
- City Centre Development Limited
- Costal Limited
- Lend Lease New Zealand Pty Limited
- Lend Lease Property Securities Management Pty Limited

Group Services - International
- Canopy Assurance Limited

ANNEXURE 2

This is page 1 of 8 pages of Annexure 2 referred to in Form 603 signed by me and dated 30/07/2003.

S. Sharpe
S J Sharpe
Company Secretary

Holder of Relevant Interest	Registered Holder	Note	
Lend Lease Group	State Street on behalf of **MLC Limited**	B	16,214,438
Lend Lease Group	State Street on behalf of **MLC Lifetime Company**	B	5,559,689
Lend Lease Group.	State Street on behalf of **MLC MasterKey Unit Trust**	B	10,776,674
Lend Lease Group	State Street on behalf of **Lend Lease Investment Trust**	B	1,749,324
Lend Lease Group	AMP Nominees on behalf of **WOW Super Pty Limited**	B	736,300
Lend Lease Group	National Nominees on behalf of **Victoria State Super Fund**	B	2,005,363
Balance as at 22 March 2002			37,041,788

DATE	NATURE OF CHANGE	PRICE $	VALUE $	QUANTITY
05/04/02	Sale	(604,800)	1.44	(420,000)
05/04/02	Sale	(244,800)	1.44	(170,000)
10/04/02	Sale	(116,000)	1.45	(80,000)
10/04/02	Sale	(362,500)	1.45	(250,000)
10/04/02	Sale	(290,000)	1.45	(200,000)
10/04/02	Sale	(101,500)	1.45	(70,000)
10/04/02	Sale	(29,000)	1.45	(20,000)
10/04/02	Sale	(58,000)	1.45	(40,000)
10/04/02	Sale	(72,500)	1.45	(50,000)
10/04/02	Sale	(87,000)	1.45	(60,000)
10/04/02	Sale	(58,000)	1.45	(40,000)
26/04/02	Sale	(253,750)	1.45	(175,000)
01/05/02	Sale	(29,400)	1.47	(20,000)
03/05/02	Purchase	116,000	1.45	80,000
03/05/02	Purchase	59,157	1.41	41,884
03/05/02	Purchase	317,911	1.41	225,086
03/05/02	Purchase	365,162	1.41	258,540
03/05/02	Purchase	21,721	1.41	15,379
03/05/02	Sale	(116,000)	1.45	(80,000)
03/05/02	Purchase	87,662	1.41	62,066
03/05/02	Purchase	27,296	1.41	19,326
03/05/02	Purchase	85,865	1.41	60,794
03/05/02	Purchase	51,605	1.41	36,537
03/05/02	Purchase	76,347	1.41	54,055
07/05/02	Sale	(104,400)	1.45	(72,000)

ANNEXURE 2

This is page 2 of 8 pages of Annexure 2 referred to in Form 603 signed by me and dated 30/07/2003.

S. Sharpe
S J Sharpe
Company Secretary

DATE	NATURE OF CHANGE	PRICE $	VALUE $	QUANTITY
07/05/02	Purchase	104,400	1.45	72,000
10/05/02	Sale	(50,750)	1.45	(35,000)
10/05/02	Sale	(94,250)	1.45	(65,000)
16/05/02	Sale	(335,800)	1.46	(230,000)
16/05/02	Sale	(58,400)	1.46	(40,000)
22/05/02	Sale	(169,360)	1.46	(116,000)
22/05/02	Sale	(743,134)	1.46	(508,996)
22/05/02	Sale	(299,300)	1.46	(205,000)
22/05/02	Sale	(62,780)	1.46	(43,000)
22/05/02	Sale	(224,840)	1.46	(154,000)
22/05/02	Sale	(77,380)	1.46	(53,000)
22/05/02	Sale	(252,580)	1.46	(173,000)
22/05/02	Sale	(154,760)	1.46	(106,000)
22/05/02	Sale	(219,000)	1.46	(150,000)
24/05/02	Sale	(372,500)	1.49	(250,000)
28/05/02	Sale	(531,320)	1.48	(359,000)
28/05/02	Sale	(239,760)	1.48	(162,000)
28/05/02	Sale	(57,720)	1.48	(39,000)
11/06/02	Sale	(30,000)	1.50	(20,000)
11/06/02	Sale	(150,000)	1.50	(100,000)
12/06/02	Sale	(1,086,800)	1.52	(715,000)
12/06/02	Sale	(798,000)	1.52	(525,000)
12/06/02	Sale	(212,800)	1.52	(140,000)
13/06/02	Sale	(210,000)	1.50	(140,000)
17/06/02	Sale	(300,000)	1.50	(200,000)
24/06/02	Sale	(1,033,961)	1.47	(703,375)
02/07/02	Purchase	26,790	1.41	19,000
02/07/02	Purchase	205,860	1.41	146,000
02/07/02	Purchase	293,280	1.41	208,000
02/07/02	Purchase	50,760	1.41	36,000
02/07/02	Purchase	60,630	1.41	43,000
12/07/02	Purchase	393,250	1.43	275,000
12/07/02	Purchase	57,200	1.43	40,000
12/07/02	Purchase	50,050	1.43	35,000
23/07/02	Sale	(43,710)	1.41	(31,000)
23/07/02	Sale	(317,250)	1.41	(225,000)
23/07/02	Sale	(260,850)	1.41	(185,000)
23/07/02	Sale	(16,920)	1.41	(12,000)
23/07/02	Sale	(162,150)	1.41	(115,000)
23/07/02	Sale	(70,500)	1.41	(50,000)
23/07/02	Sale	(66,270)	1.41	(47,000)
23/07/02	Sale	(50,760)	1.41	(36,000)
24/07/02	Sale	(88,830)	1.41	(63,000)
24/07/02	Sale	(303,150)	1.41	(215,000)
24/07/02	Sale	(290,460)	1.41	(206,000)
24/07/02	Sale	(29,610)	1.41	(21,000)
24/07/02	Sale	(115,620)	1.41	(82,000)
24/07/02	Sale	(56,400)	1.41	(40,000)

ANNEXURE 2

This is page 3 of 8 pages of Annexure 2 referred to in Form 603 signed by me and dated 30/07/2003.

S. Sharpe
S J Sharpe
Company Secretary

DATE	NATURE OF CHANGE	PRICE $	VALUE $	QUANTITY
24/07/02	Sale	(46,530)	1.41	(33,000)
07/08/02	Sale	(353,910)	1.41	(251,000)
09/08/02	Purchase	53,732	1.40	38,257
09/08/02	Purchase	280,624	1.40	199,805
09/08/02	Purchase	307,267	1.40	218,775
09/08/02	Purchase	20,080	1.40	14,297
09/08/02	Purchase	72,116	1.40	51,347
09/08/02	Purchase	23,942	1.40	17,047
09/08/02	Purchase	119,280	1.42	84,000
09/08/02	Purchase	79,487	1.40	56,595
09/08/02	Purchase	36,920	1.42	26,000
09/08/02	Purchase	26,987	1.40	19,215
09/08/02	Purchase	70,567	1.40	50,244
02/09/02	Purchase	62,040	1.41	44,000
02/09/02	Purchase	38,070	1.41	27,000
05/09/02	Purchase	83	1.40	59
06/09/02	Purchase	63,360	1.44	44,000
11/09/02	Sale	(242,150)	1.45	(167,000)
11/09/02	Sale	(171,100)	1.45	(118,000)
24/09/02	Purchase	345,100	1.45	238,000
24/09/02	Purchase	2,047,400	1.45	1,412,000
24/09/02	Purchase	2,327,250	1.45	1,605,000
24/09/02	Purchase	139,200	1.45	96,000
24/09/02	Purchase	408,900	1.45	282,000
24/09/02	Purchase	147,900	1.45	102,000
24/09/02	Sale	(33,120)	1.44	(23,000)
24/09/02	Purchase	606,100	1.45	418,000
24/09/02	Purchase	198,650	1.45	137,000
24/09/02	Purchase	304,500	1.45	210,000
18/10/02	Purchase	199,920	1.47	136,000
31/10/02	Sale	(205,100)	1.47	(140,000)
04/11/02	Purchase	54,259	1.44	37,680
04/11/02	Purchase	285,889	1.44	198,534
04/11/02	Purchase	325,597	1.44	226,109
04/11/02	Purchase	21,187	1.44	14,713
04/11/02	Purchase	57,096	1.44	39,650
04/11/02	Purchase	23,635	1.44	16,413
04/11/02	Purchase	85,965	1.44	59,698
04/11/02	Purchase	33,664	1.44	23,378
04/11/02	Purchase	47,108	1.44	32,714
14/11/02	Sale	(38,740)	1.49	(26,000)
22/11/02	Sale	(222,010)	1.49	(149,000)
22/11/02	Sale	(195,190)	1.49	(131,000)
29/11/02	Sale	(223,500)	1.49	(150,000)
12/12/02	Sale	(28,500)	1.50	(19,000)
16/12/02	Purchase	722,650	1.49	485,000
16/12/02	Sale	(223,500)	1.49	(150,000)
		(335,250)	1.49	(225,000)

ANNEXURE 2

This is page 4 of 8 pages of Annexure 2 referred to in Form 603 signed by me and dated 30/07/2003.

S. Sharpe
S J Sharpe
Company Secretary

DATE	NATURE OF CHANGE	PRICE $	VALUE $	QUANTITY
16/12/02	Sale	(59,600)	1.49	(40,000)
16/12/02	Sale	(59,600)	1.49	(40,000)
16/12/02	Sale	(44,700)	1.49	(30,000)
17/12/02	Sale	(89,400)	1.49	(60,000)
17/12/02	Sale	(91,976)	1.49	(61,729)
20/12/02	Sale	(74,500)	1.49	(50,000)
20/12/02	Purchase	74,500	1.49	50,000
02/01/03	Purchase	286,160	1.46	196,000
02/01/03	Purchase	1,658,560	1.46	1,136,000
02/01/03	Purchase	1,817,700	1.46	1,245,000
02/01/03	Purchase	110,960	1.46	76,000
02/01/03	Purchase	344,560	1.46	236,000
02/01/03	Purchase	131,400	1.46	90,000
02/01/03	Purchase	709,560	1.46	486,000
02/01/03	Purchase	525,600	1.46	360,000
02/01/03	Purchase	255,500	1.46	175,000
10/01/03	Purchase	771,820	1.49	518,000
15/01/03	Sale	(2,641,530)	1.49	(1,772,839)
15/01/03	Sale	(3,000,209)	1.49	(2,013,563)
20/01/03	Purchase	1,154,972	1.49	775,149
20/01/03	Purchase	2,113,382	1.49	1,418,377
20/01/03	Purchase	2,849,834	1.49	1,912,640
20/01/03	Purchase	4,804,734	1.49	3,224,654
28/01/03	Purchase	450,000	1.50	300,000
10/02/03	Purchase	60,847	1.44	42,141
10/02/03	Purchase	14,731	1.44	10,202
10/02/03	Purchase	324,376	1.44	224,653
10/02/03	Purchase	376,127	1.44	260,494
10/02/03	Purchase	24,565	1.44	17,013
10/02/03	Purchase	39,600	1.44	27,426
14/02/03	Purchase	232,254	1.44	160,852
26/02/03	Purchase	8,887,975	1.51	5,886,076
12/03/03	Sale	(45,300)	1.51	(30,000)
12/03/03	Sale	(528,500)	1.51	(350,000)
12/03/03	Sale	(739,900)	1.51	(490,000)
12/03/03	Sale	(151,000)	1.51	(100,000)
12/03/03	Sale	(45,300)	1.51	(30,000)
14/03/03	Purchase	2,553,638	1.51	1,691,151
31/03/03	Purchase	5,040,000	1.49	3,382,550
04/04/03	Sale	(292,000)	1.46	(200,000)
07/04/03	Sale	(294,000)	1.47	(200,000)
30/04/03	Purchase	53,900	1.54	35,000
30/04/03	Purchase	462,000	1.54	300,000
06/05/03	Purchase	68,922	1.45	47,536
06/05/03	Purchase	39,458	1.45	27,214
06/05/03	Purchase	304,944	1.45	210,321
06/05/03	Purchase	448,300	1.45	309,194
06/05/03	Purchase	362,073	1.45	249,723

ANNEXURE 2

This is page 5 of 8 pages of Annexure 2 referred to in Form 603 signed by me and dated 30/07/2003.

S. Sharpe
S J Sharpe
Company Secretary

DATE	NATURE OF CHANGE	PRICE $	VALUE $	QUANTITY
06/05/03	Purchase	26,804	1.45	18,487
15/05/03	Purchase	143,820	1.53	94,000
15/05/03	Purchase	84,150	1.53	55,000
15/05/03	Purchase	916,470	1.53	599,000
15/05/03	Purchase	925,650	1.53	605,000
15/05/03	Purchase	168,300	1.53	110,000
15/05/03	Purchase	56,610	1.53	37,000
19/05/03	Purchase	129,999	1.53	85,000
19/05/03	Purchase	76,470	1.53	50,000
19/05/03	Purchase	576,810	1.53	377,000
19/05/03	Purchase	829,817	1.53	542,577
19/05/03	Purchase	354,821	1.53	232,000
19/05/03	Purchase	341,190	1.53	223,000
19/05/03	Purchase	192,704	1.53	126,000
19/05/03	Purchase	50,470	1.53	33,000
19/05/03	Purchase	50,470	1.53	33,000
19/05/03	Purchase	50,470	1.53	33,000
30/05/03	Sale	(105,300)	1.62	(65,000)
30/05/03	Sale	(72,900)	1.62	(45,000)
30/05/03	Sale	(672,300)	1.62	(415,000)
30/05/03	Sale	(567,000)	1.62	(350,000)
30/05/03	Sale	(153,900)	1.62	(95,000)
30/05/03	Sale	(48,600)	1.62	(30,000)
30/05/03	Sale	(48,600)	1.62	(30,000)
03/06/03	Purchase	103,350	1.59	65,000
03/06/03	Purchase	71,550	1.59	45,000
03/06/03	Purchase	301,528	1.59	189,640
03/06/03	Purchase	174,900	1.59	110,000
03/06/03	Purchase	151,050	1.59	95,000
03/06/03	Purchase	47,700	1.59	30,000
03/06/03	Purchase	47,700	1.59	30,000
04/06/03	Purchase	195,570	1.59	123,000
04/06/03	Purchase	408,630	1.59	257,000
05/06/03	Purchase	243,320	1.58	154,000
05/06/03	Purchase	142,200	1.58	90,000
05/06/03	Purchase	1,071,240	1.58	678,000
05/06/03	Purchase	1,215,020	1.58	769,000
05/06/03	Purchase	316,000	1.58	200,000
05/06/03	Purchase	134,300	1.58	85,000
05/06/03	Purchase	1,154,980	1.58	731,000
05/06/03	Purchase	355,500	1.58	225,000
05/06/03	Purchase	94,800	1.58	60,000
05/06/03	Purchase	94,800	1.58	60,000
06/06/03	Purchase	40,820	1.57	26,000
06/06/03	Purchase	26,690	1.57	17,000
06/06/03	Purchase	175,840	1.57	112,000
06/06/03	Purchase	246,496	1.57	157,004
06/06/03	Purchase	211,950	1.57	135,000

ANNEXURE 2

This is page 6 of 8 pages of Annexure 2 referred to in Form 603 signed by me and dated 30/07/2003.

S. Sharpe
S J Sharpe
Company Secretary

DATE	NATURE OF CHANGE	PRICE $	VALUE $	QUANTITY
06/06/03	Purchase	58,090	1.57	37,000
06/06/03	Purchase	26,690	1.57	17,000
06/06/03	Purchase	26,690	1.57	17,000
10/06/03	Purchase	57,720	1.56	37,000
10/06/03	Purchase	34,320	1.56	22,000
10/06/03	Purchase	385,320	1.56	247,000
10/06/03	Purchase	165,360	1.56	106,000
10/06/03	Purchase	193,440	1.56	124,000
10/06/03	Purchase	302,640	1.56	194,000
10/06/03	Purchase	84,240	1.56	54,000
10/06/03	Purchase	24,960	1.56	16,000
10/06/03	Purchase	24,960	1.56	16,000
20/06/03	Purchase	41,860	1.61	26,000
20/06/03	Purchase	24,150	1.61	15,000
20/06/03	Purchase	181,930	1.61	113,000
20/06/03	Purchase	252,770	1.61	157,000
20/06/03	Purchase	218,960	1.61	136,000
20/06/03	Purchase	61,180	1.61	38,000
20/06/03	Purchase	24,150	1.61	15,000
20/06/03	Purchase	24,150	1.61	15,000
27/06/03	Purchase	144,412	1.54	94,000
27/06/03	Purchase	92,178	1.54	60,000
27/06/03	Purchase	296,506	1.54	193,000
27/06/03	Purchase	573,040	1.54	373,000
27/06/03	Purchase	228,000	1.52	150,000
27/06/03	Purchase	921,780	1.54	600,000
27/06/03	Purchase	233,518	1.54	152,000
27/06/03	Purchase	43,016	1.54	28,000
27/06/03	Purchase	43,016	1.54	28,000
16/07/03	Purchase	57,000	1.50	38,000
16/07/03	Purchase	33,000	1.50	22,000
16/07/03	Purchase	252,000	1.50	168,000
16/07/03	Purchase	364,500	1.50	243,000
16/07/03	Purchase	310,500	1.50	207,000
16/07/03	Purchase	85,500	1.50	57,000
16/07/03	Purchase	22,500	1.50	15,000
16/07/03	Purchase	22,500	1.50	15,000
17/07/03	Purchase	27,180	1.51	18,000
17/07/03	Purchase	30,200	1.51	20,000
17/07/03	Purchase	151,000	1.51	100,000
17/07/03	Purchase	96,187	1.51	63,700
17/07/03	Purchase	151,000	1.51	100,000
17/07/03	Purchase	41,525	1.51	27,500
17/07/03	Purchase	30,200	1.51	20,000
17/07/03	Purchase	30,200	1.51	20,000
28/07/03	Purchase	228,000	1.52	150,000
28/07/03	Purchase	117,040	1.52	77,000
28/07/03	Purchase	918,080	1.52	604,000

ANNEXURE 2

This is page 7 of 8 pages of Annexure 2 referred to in Form 603 signed by me and dated 30/07/2003.

S. Sharpe..........
S J Sharpe
Company Secretary

DATE	NATURE OF CHANGE	PRICE $	VALUE $	QUANTITY
28/07/03	Purchase	1,418,668	1.52	933,334
28/07/03	Purchase	1,211,440	1.52	797,000
28/07/03	Purchase	332,880	1.52	219,000
28/07/03	Purchase	65,360	1.52	43,000
28/07/03	Purchase	65,360	1.52	43,000
Balance as at 30 July 2003 (refer below)				**58,295,633**
Number of units on issue				**1,113,172,000**
Percentage of issued units held				**5.24%**

DATE	NATURE OF CHANGE	PRICE $	VALUE $	QUANTITY
Holder of Relevant Interest	Registered Holder		Note	
Lend Lease Group	State Street on behalf of **MLC Limited**		B	16,086,476
Lend Lease Group	State Street on behalf of **MLC Lifetime Company**		B	0
Lend Lease Group	State Street on behalf of **MLC MasterKey Unit Trust**		B	13,019,234
Lend Lease Group	State Street on behalf of **MLC Pooled Trust**		B	18,803,348
Lend Lease Group	State Street on behalf of **Lend Lease Investment Trust**		B	0
Lend Lease Group	AMP Nominees on behalf of **WOW Super Pty Limited**		B	1,174,189
Lend Lease Group	National Nominees on behalf of **Victoria State Super Fund**		B	9,212,386
Balance as at 30 July 2003				58,295,633

ANNEXURE 2

This is page 8 of 8 pages of Annexure 2 referred to in Form 603 signed by me and dated 30/07/2003.

S. Sharpe

S J Sharpe
Company Secretary

NOTES

A In this Annexure:

"AMP" means AMP Nominees Pty Limited (ACN 084 150 023) of Level 13, AMP Centre, 50 Bridge Street, Sydney NSW 2000.

"Lend Lease Group" means Lend Lease Corporation Limited (ACN 000 226 228) of Level 46, Tower Building, Australia Square, Sydney NSW 2000 and each of the companies in Annexure 1 of the addresses indicated in Annexure 1.

"MLC" means MLC Limited (ACN 000 000 402) of Level 6, MLC Building, 105-153 Miller Street, North Sydney NSW 2060.

"MLC Investments" means MLC Investments Limited (ACN 002 641 661) of Level 6, MLC Building, 105-153 Miller Street, North Sydney NSW 2060, trustee of the MLC MasterKey Unit Trust and the Lend Lease Investment Trust.

"MLC Lifetime Company" means MLC Lifetime Company Limited (ACN 000 000 420) of Level 6, 105-153 Miller Street, North Sydney NSW 2060.

"National Nominees" means National Nominees Limited (ACN 004 278 899), a subsidiary of National Australia Bank Limited (ACN 004 044 937) of 5th Floor South, 271 Collins Street, Melbourne VIC 3000.

"State Street" means State Street Australia Limited (ACN 002 965 200) of State Street Centre, 338 Pitt Street, Sydney NSW 2000.

"Victoria State Super Fund" means Victoria State Superannuation Fund of Level 10, 60 Collins Street, Melbourne VIC 3000.

"WOW Super Pty Limited" means Woolworths Group Superannuation Scheme Pty Limited (ACN 010 009 832) of Level 5, 540 George Street, Sydney NSW 2000.

B Explanation of Relationship and Nature of Relevant Interests

Lend Lease Corporation Limited is an Investment Manager/Adviser appointed by the following entities. Under the respective Investment Management/Advisory Agreements, Lend Lease Corporation Limited has acquisition and disposal powers in respect of those securities.

Registered Holder	On behalf of
State Street Australia Limited	MLC Limited MLC Lifetime Company Limited MLC MasterKey Unit Trust Lend Lease Investment Trust
AMP Nominees Pty Limited	WOW Super Pty Limited
National Nominees Limited	Victoria State Superannuation Fund



Lend Lease
CORPORATION

Lend Lease
Corporation Limited
ABN 32 000 226 228

Level 46
Tower Building
Australia Square
Sydney NSW 2000
Australia

Telephone
61 2 9236 6111

Facsimile
61 2 9252 2192

DX 10230 SSE

30 July 2003

The Manager
Companies Section
Australian Stock Exchange Limited (Sydney)

By electronic lodgement

The Manager
Companies Section
New Zealand Stock Exchange

By email: announce@nzse.co.nz

Pages: Thirteen (13) pages

Dear Sir

Re: Stock Exchange Announcement
Ceasing to be a Substantial Holder Notice under subsection 671B

We enclose under subsection 671B Notice of Ceasing to be a Substantial Holder in Principal Office Fund.

This notice is given by Lend Lease Corporation Limited and each of its subsidiaries named in Annexure 1 to this notice.

Yours faithfully
LEND LEASE CORPORATION LIMITED

S. Sharpe

S J Sharpe
Company Secretary

Attach

Form 605

Corporations Act 2001
Section 671B

Notice of ceasing to be a substantial holder

To Company name/Scheme: Principal Office Fund
ACN/ARSN: 092 874 087

1. Details of substantial holder (1)

Name: Lend Lease Corporation Limited
ACN (if applicable): 000 226 228

The holder ceased to be a substantial holder on: 30/07/03
The previous notice was given to the company on: 21/03/03
The previous notice was dated: 21/03/03

2. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest (2) of the substantial holder or an associate (3) in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (4)	Consideration given in relation to change (5)	Class (6) and number of securities affected	Person's votes affected
Refer	Refer	Refer	Refer	Refer	Refer
Annex 2	Annexure 2	Annexure 2	Annexure 2	Annexure 2	Annexure 2

3. Changes in association

The following persons who have become associates (3) of,ceased to be associates of, or have changed the nature of their association (7) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN (if applicable)	Nature of association
N/A	

4. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Lend Lease Corporation Limited and	Level 46, Tower Building, Australia Square
its subsidiaries named in Annexure 1	Sydney NSW 2000

Signature

print name: S J Sharpe   capacity: Company Secretary

signature: S. Sharpe   date: 30/07/2003

ANNEXURE 1

This is page 1 of 8 pages of Annexure 1 referred to in Form 605 signed by me and dated 30/07/2003.

S. Sharpe

S J Sharpe
Company Secretary

ENTITY NAME

Project and Construction Management - Australia

Bovis Lend Lease Pty Limited
Bovis McLachlan Pty Limited
Bovis TPC Pty Limited
Lend Lease (Taiwan) Pty Limited
Bovis McLachlan Ltd

Project and Construction Management - International

Bovis Lend Lease SA
Bovis Lend Lease Inc
BCM Gerenciamento, Engenharia e Construcao Ltds
Crystal Engineering Ltd Co of Shanghai
Bovis Lend Lease Project Consulting (Shanghai) Co Limited
Bovis Lend Lease SA (Chile)
Bovis Lend Lease (Costa Rica) SA
Bovis Lend Lese – Peurto Rico, S.E.
Bovis Lend Lease a.s.
Bovis Egypt SAE
Bovis Lend Lease SA
Yeomans SA
Bovis Lend Lease SA
Lehrer McGovern Bovis SARL
Bovis Lend Lease Holdings Gmbh
Bovis Lend Lease I'RW AG
Haremead GmbH
Bovis Lend Lease Microelectronics GmbH
Bovis Lend Lease Bau Gmbh
Bovis Lend Lease General Construction Limited Liability Co
Bovis Lend Lease Limited
Bovis Lend Lease China (HK) Limited
Normanno Limited
Bovis Lend Lease Menoki Tanacsado KFT
Bovis Lend Lease PVT Limited
PT Lend Lease Graha Indonesia
PTLL Development Indonesia
FEBC Pvt Limited
Bovis LL SRL
Bovis Lend Lease Japan, Inc.
I'RW AG Beratende Ingenieure Italien GmbH
Bovis Lend Lease Sdn Bhd
Lend Lease Project Management Sdn Bhd
Bovis Malaysia Sdn Bhd
Lehrer McGovern Malaysia Sdn Bhd
WTW Bovis Sdn Bhd
Impro Intelligent Building Services Sdn Bhd
Bovis Lend Lease SA De CV

ANNEXURE 1

This is page 2 of 8 pages of Annexure 1 referred to in Form 605 signed by me and dated 30/07/2003.

S. Sharpe
S J Sharpe
Company Secretary

ENTITY NAME

Bovis Lend Lease Services SA de CV
Bovis Lend Lease Microelectronics Group BV
Crystal Consulting Engineers BV
Bovis Lend Lease Overseas Holding BV
Bovis Lend Lease BV
Bovis Lend Lease Microelectronic Holdings BV
Lend Lease Central Europe Sp Zoo
Bovis Lend Lease SP
Bovis Lend Lease Portugal Gestao De Projectos E Obras Limitada
Bovis Lend Lease (Pty) Limited
Bovis Construction Management (Pty) Limited
Bovis Lend Lease sro
WTW Consultant Pte Limited
Bovis Lend Lease Pte Limited
Bovis Lend Lease Projects Pte Limited
Bovis Lend Lease AG
Crystal Engineering Asia Limited
Bovis Development Consultants
Bovis (Thailand) Limited
Bovis Development Corporation Limited
Lend Lease Project Management (Thailand) Limited
Lend Lease (Thailand) Limited
Bovis Lend Lease Insaat Ve Proje Yonetimi Limited Sirketi (formerly Bovis Insaat Tiscaret Limited)
Bovis Lend Lease Pharmaceutical Limited
Bovis Lend Lease (Scotland) Limited (formerly Bovis Construction (Scotland) Limited
Bovis Lend Lease Limited
Ashby & Horner London Limited
Bovis Construction Limited
Bovis Construction (North Western) Limited
Lend Lease Projects Limited
Lend Lease FAB Technologies Limited
Lend Lease Cell FAB Limited
Bovis Lend Lease Microelectronics Limited
Ashby & Horner Joinery & Interiors Limited
Bovis Coverspan Limited
Bovis Engineering Limited
Bovis Ireland Limited
Bovis Lend Lease Holdings Limited
Bovis Lend Lease International Limited
Bovis LL Overseas Services Limited
Bovis Urban Renewal Limited
Construction Engineering Management Limited
John Lelliott Construction Limited
John Lelliott Group plc
Vanguard Enterprises Limited
Yeoman & Partners Limited

ANNEXURE 1

This is page 3 of 8 pages of Annexure 1 referred to in Form 605 signed by me and dated 30/07/2003.

S. Sharpe
S J Sharpe
Company Secretary

ENTITY NAME

Bovis Lend Lease Overseas Holdings Limited
Bovis Tanvec Group Limited
Elstead Properties Limited
Tanshire Limited
WT Integrated Systems Limited
Bovis Lend Lease Pharmaceutical Limited (formerly Bovis Tanvec Limited)
Pharmaceutical Engineering and Design Limited
Haremead Limited
Tanvec Limited
Bovis Lend Lease Group Limited
Bovis Europe Limited
Bovis Lelliot Limited
Bovis UK Pension Trustee Limited
Crowngap Construction Limited
Lehrer McGovern Bovis International Limited
Lehrer McGovern International Limited
Wyseplant Limited
Lend Lease Projects, Inc.
Catalyst Healthcare Management Ltd
Bovis Lend Lease Investment Ltd
Bovis Ireland Limited
W.R. Adams Inc
Bovis Lend Lease Interiors, Inc
Bovis Lend Lease LP
Schal Bovis, Inc.
Bovis International Inc – New York
Department of General Services (83rd St Precinct)
Parcel 10 West Contractors LLC
Crystal FAB Technology of America, Inc.
Lend Lease Actus, LLC
Bovis Construction Corp of Colarado, Inc.
Bovis International, Inc,Delaware
Bovis Lend Lease Holdings, Inc.
Bovis Lend Lease, Inc.
Bovis Lend Lease Interiors, Inc.
Bovis Lend Lease LMB, Inc.
Bovis M-L Holdings Limited
Bovis Venezuela SA
L/M Financial Services, Inc.
M&S Capital, Inc.
Bovis Lend Lease Microelectronics (formerly Project Consultants, Inc),
Tennessee Stadium Group Partnership

ANNEXURE 1

This is page 4 of 8 pages of Annexure 1 referred to in Form 605 signed by me and dated 30/07/2003.

S. Sharpe
S J Sharpe
Company Secretary

ENTITY NAME

Integrated Development Business - Australia

Lend Lease Development Pty Limited
Jacksons Landing Realty Pty Limited
Lend Lease Darling Park One Pty Limited
LLD Precinct 2 Pty Limited
LLD Sales (North Lakes) Pty Limited
LLD Marketing (North Lakes) Pty Limited
LLD Projects (North Lakes) Pty Limited
Lend Lease Moore Park Pty Limited
Lend Lease Moore Park Management Pty Limited
NS Management Services Pty Ltd (formerly Management Services Pty Ltd)
Playbill Venue Management Pty Limited
Lend Lease Residential Pty Limited
Sherwood Hills Pty Limited
Lend Lease Estates Pty Limited
Lend Lease Shopping Centre Development Pty Limited
Swadlincote Pty Limited
Polenta Pty Limited
Delfin Limited
Delfin Berwick Pty Ltd
Delfin Caroline Springs Pty Ltd
Delfin Chase Pty Ltd
Delfin Constructions Pty Ltd
Delfin Craigieburn Pty
Delfin Forest Lake Pty Ltd
Delfin Forest Lake Village Pty Ltd
Delfin GC Pty Ltd
Delfin Greystanes Pty Ltd
Delfin Holroyd Pty Ltd
Delfin Management Services Pty Ltd
Delfin Mawson Lakes Pty Ltd
Delfin Pakenham Pty Ltd
Delfin Realty
Delfin Retirement Living Pty Ltd
Delfin Springfield Pty Ltd
Delfin Townsville Pty Ltd
Ivyville Pty Ltd
Forest Lake Management Pty Ltd
Delfin Realty (Qld) Pty Ltd

ANNEXURE 1

This is page 5 of 8 pages of Annexure 1 referred to in Form 605 signed by me and dated 30/07/2003.

S. Sharpe
S J Sharpe
Company Secretary

ENTITY NAME

Integrated Development Business - International

Lend Lease Organisation Pte Limited
Admiralty Industrial Park Pte Limited
Lend Lease Investments Pte Limited
PT Lend Lease Development Indonesia
Lend Lease Europe Holdings Limited
Lend Lease Europe Limited
Chapelfield GP Limited
Blueco Limited
Lend Lease Europe Finance plc
Fareham Retail Partnership (Market Quay) Limited
Lend Lease Bluewater Park Limited (formerly Lend Lease Dundee Investment Limited)
Lend Lease Global Investment plc
Lend Lease Solihull Limited
Lend Lease Dundee Investment Limited
LL Chelv UK Limited
Clacton Centre Limited
Lend Lease Fareham (Market Quay) Limited
Lend Lease Chelverton Holdings Limited
Civic Shopping Centres Limited
Lend Lease (UK) Management Services Limited
Lend Lease Norwich Limited
Lend Lease Projects Limited
Lend Lease Central Europe SPZoo
Lend Lease Espana S.A.
Lend Lease Belvedere Limited
Meridian Delta Limited
Lend Lease Development (US) Inc
Prowswood Companies
San Francisco Cruise Terminal, LLC

Real Estate Investments - Australia

Lend Lease Management (NSW) Pty Limited
Lend Lease Real Estate Investment Limited
GPT Management Limited
Lend Lease Property Management (Australia) Limited
Lend Lease CBD Projects Pty Limited
Lend Lease Property Management Pty Limited
Lend Lease USOT Management Limited
Lend Lease Capital Services Limited
LLSP Pty Limited
Roma Street Operations Pty Limited
Growth Equities Mutual Property Management Pty Limited
Growth Equities Services Pty Limited
Growth Equities Services Trust
DPT Operator Pty Limited

ANNEXURE 1

This is page 6 of 8 pages of Annexure 1 referred to in Form 605 signed by me and dated 30/07/2003.

S. Sharpe
S J Sharpe
Company Secretary

ENTITY NAME

DPPT Operator Pty Limited
Lend Lease Asia Investments Pty Limited
Lend lease Securities and Investment Pty Ltd
Homemaker Property Management Pty Ltd
Homemaker Retail Management Limited

Real Estate Investments - International

Lend Lease Asia Water Pty Limited
REIS (NZ) Limited
REIS Holdings (NZ) Limited
Lend Lease Property Management (Singapore) Pte Limited
Lend Lease Real Estate Investment Services Asia Pte Limited
Lend Lease Asia Holdings Pte Limited
Vita Lend Lease Limited
Lend Lease US Investments Limited
Lend Lease Real Estate Investment Services Limited
Lend Lease Real Estate Investments Limited
Lend Lease Europe GP Limited
Bluewater Lend Lease Limited
Lend Lease Houlihan Rovers SA
Lend Lease Latin American Realty Advisors Limited
Lend Lease Retail Investment Espana SL
Lend Lease Shopping Centres SL
Larry Smith & Associates SRL
Lend Lease Global Real Estate Advisors
LL Espana 1 BV
LL Espana 3 BV
Larry Smith & Durco SA (Portugal)
Larry Smith Consulting SA
European Retail Services Limited
Overgate Feeder GP Limited
Lend Lease Commercial Espana SL
Overgate GP Limited
Lend Lease Europe Retail Investments Limited
Lend Lease Continental Holdings Limited
Chapelfield LP Limited
Larry Smith & Durco S.A. (Spain)
Lend Lease (No 1) Limited
Lend Lease Luxembourg Services SARL
Lend Lease (No. 3) Limited
Lend Lease (No. 4) Limited
Meridian Delta Dome Limited
Lend Lease Development Capital Services (formerly Lend Lease Europe GP2 Limited)
Yarmouth Lend Lease Properties, Inc.
Lend Lease (US) Finance, Inc.
Yarmouth Lend Lease Acquisitions, Inc.

ANNEXURE 1

This is page 7 of 8 pages of Annexure 1 referred to in Form 605 signed by me and dated 30/07/2003.

S. Sharpe
S J Sharpe
Company Secretary

ENTITY NAME

Yarmouth Lend Lease King of Prussia, Inc.
Lend Lease Hotel Holdings, Inc.
Lend Lease (US) Holdings, Inc.
Yarmouth Cheyenne Holdings, Inc.
Lend Lease Investments Holdings, Inc.
Lend Lease (US) Services, Inc.
Lend Lease Real Estate Investments, Inc.
YCPGP, Inc.
YCPGPII, Inc.
Buckhead Strategic Corp II
Buckhead III TMP Corp
Lend Lease Capital Markets, Inc
Lend Lease Portfolio Management, Inc.
Lend Lease Agri Business, Inc.
Lend Lease Mortgage Investment, Inc.
Bucephalus GP, Inc.
CapMark Services LP
HFF, LP
HFF - GP Inc.
Pearl Mortgage Inc.
BFG - GP Inc.
Lend Lease Clinton 54 LLO
Lend Lease Manhattan Housing Corp
Lend Lease Apartment Management, LLC
LLAM Holding Company
Cordia Senior Living, LLC
LLREA GP, Inc
Lend Lease Glendale, LLC
Lend Lease BFRP, Inc.
Lend Lease MSR Corp
Lend Lease/Rosen Real Estate Securities LLC
The Boston Financial Group Limited Partnership
Lend Lease Canada, Inc
Lend Lease Canada Holdings Ltd
Lend Lease Nova Scotia Inc
Lend Lease Japan Portfolio Investments
Lend Lease Japan, Inc
Lend Lease Japan Investments YK
Lend Lease Korea, Inc
Lend Lease Equities de Mexico
Lend Lease de Mexico S A de C,V
AM Services de Personal, S.A
Lend Lease Thailand
IDDF Advisors Limited
Lend Lease International Distressed Debt Fund Advisors, S.A
Lend Lease Latin American Realty Advisors Limited

ANNEXURE 1

This is page 8 of 8 pages of Annexure 1 referred to in Form 605 signed by me and dated 30/07/2003.

S. Sharpe
S J Sharpe
Company Secretary

ENTITY NAME

Equity Investments
- Martensite Pty Limited
- Lend Lease Custodian Pty Limited
- Orebro Pty Limited

Group Services - Australia
- Lend Lease Singapore Investments Pty Limited
- Lend Lease Corporation Limited
- Lend Lease Finance Limited
- Serenia Pty Limited
- Lend Lease International Pty Limited
- Lend Lease Insurance Limited
- City Centre Development Limited
- Costal Limited
- Lend Lease New Zealand Pty Limited
- Lend Lease Property Securities Management Pty Limited

Group Services - International
- Canopy Assurance Limited

ANNEXURE 2

This is page 1 of 3 pages of Annexure 2 referred to in Form 605 signed by me and dated 30/07/2003.

S. Sharpe
S J Sharpe
Company Secretary

Holder of Relevant Interest	Registered Holder	Note	
Lend Lease Group	State Street on behalf of **MLC Limited**	B	13,772,926
Lend Lease Group	State Street on behalf of **MLC Pooled Trust**	B	16,820,044
Lend Lease Group	State Street on behalf of **MLC MasterKey Unit Trust**	B	11,719,283
Lend Lease Group	Cogent Nominees on behalf of **WOW Super Pty Limited**	B	1,020,149
Lend Lease Group	National Nominees on behalf of **Victoria State Super Fund**	B	4,163,798
Balance as at 20 March 2003			47,496,200

DATE	NATURE OF CHANGE	VALUE $	PRICE $	QUANTITY
24/03/03	Purchase	53,325	1.40	38,000
24/03/03	Purchase	30,873	1.40	22,000
24/03/03	Purchase	235,754	1.40	168,000
24/03/03	Purchase	432,216	1.40	308,000
24/03/03	Purchase	279,257	1.40	199,000
24/03/03	Purchase	21,050	1.40	15,000
26/03/03	Purchase	69,500	1.39	50,000
31/03/03	Purchase	6,133,813	1.45	4,230,216
01/04/03	Sale	(21,750)	1.45	(15,000)
02/04/03	Sale	(437,100)	1.41	(310,000)
04/04/03	Sale	(144,958)	1.39	(104,271)
04/04/03	Sale	(417,000)	1.39	(300,000)
06/05/03	Sale	(145,600)	1.40	(104,000)
06/05/03	Sale	(93,800)	1.40	(67,000)
06/05/03	Sale	(331,800)	1.40	(237,000)
06/05/03	Sale	(645,400)	1.40	(461,000)
06/05/03	Sale	(617,400)	1.40	(441,000)
06/05/03	Sale	(214,200)	1.40	(153,000)
06/05/03	Sale	(51,800)	1.40	(37,000)
22/05/03	Sale	(99,820)	1.61	(62,000)
22/05/03	Sale	(59,570)	1.61	(37,000)
22/05/03	Sale	(99,820)	1.61	(62,000)
22/05/03	Sale	(805,000)	1.61	(500,000)
22/05/03	Sale	(634,340)	1.61	(394,000)
22/05/03	Sale	(531,300)	1.61	(330,000)
22/05/03	Sale	(146,510)	1.61	(91,000)
22/05/03	Sale	(38,640)	1.61	(24,000)
05/06/03	Sale	(166,000)	1.66	(100,000)

ANNEXURE 2

This is page 2 of 3 pages of Annexure 2 referred to in Form 605 signed by me and dated 30/07/2003.

S. Sharpe
S J Sharpe
Company Secretary

DATE	NATURE OF CHANGE	VALUE $	PRICE $	QUANTITY
05/06/03	Sale	(242,866)	1.66	(146,305)
06/06/03	Sale	(83,640)	1.64	(51,000)
06/06/03	Sale	(49,200)	1.64	(30,000)
06/06/03	Sale	(370,640)	1.64	(226,000)
06/06/03	Sale	(533,000)	1.64	(325,000)
06/06/03	Sale	(447,720)	1.64	(273,000)
06/06/03	Sale	(123,000)	1.64	(75,000)
06/06/03	Sale	(32,800)	1.64	(20,000)
09/07/03	Sale	(119,140)	1.61	(74,000)
09/07/03	Sale	(70,840)	1.61	(44,000)
09/07/03	Sale	(833,716)	1.60	(520,000)
09/07/03	Sale	(563,500)	1.61	(350,000)
09/07/03	Sale	(368,759)	1.60	(230,000)
09/07/03	Sale	(634,340)	1.61	(394,000)
09/07/03	Sale	(175,490)	1.61	(109,000)
09/07/03	Sale	(46,690)	1.61	(29,000)

NOTES

A In this Annexure:

"Cogent Nominees" means Cogent Nominees Pty Limited (ACN 084 150 023) of Level 13, AMP Centre, 50 Bridge Street, Sydney NSW 2000.

"Lend Lease Group" means Lend Lease Corporation Limited (ABN 32 000 226 228) of Level 46, Tower Building, Australia Square, Sydney NSW 2000 and each of the companies in Annexure 1 of the addresses indicated in Annexure 1.

"MLC" means MLC Limited (ACN 000 000 402) of Level 6, MLC Building, 105-153 Miller Street, North Sydney NSW 2060.

"MLC Investments" means MLC Investments Limited (ACN 002 641 661) of Level 6, MLC Building, 105-153 Miller Street, North Sydney NSW 2060, trustee of the MLC MasterKey Unit Trust, and the MLC Pooled Trust.

"National Nominees" means National Nominees Limited (ACN 004 278 899), a subsidiary of National Australia Bank Limited (ACN 004 044 937) of 5th Floor South, 271 Collins Street, Melbourne VIC 3000.

"State Street" means State Street Australia Limited (ACN 002 965 200) of State Street Centre, 338 Pitt Street, Sydney NSW 2000.

"Victoria State Super Fund" means Victoria State Superannuation Fund of Level 10, 60 Collins Street, Melbourne VIC 3000.

"WOW Super Pty Limited" means Woolworths Group Superannuation Scheme Pty Limited (ACN 010 009 832) of Level 5, 540 George Street, Sydney NSW 2000.

ANNEXURE 2

This is page 3 of 3 pages of Annexure 2 referred to in Form 605 signed by me and dated 30/07/2003.

S. Sharpe
S J Sharpe
Company Secretary

B Explanation of Relationship and Nature of Relevant Interests

Lend Lease Corporation Limited is an Investment Manager/Adviser appointed by the following entities. Under the respective Investment Management/Advisory Agreements, Lend Lease Corporation Limited has acquisition and disposal powers in respect of those securities.

Registered Holder	On behalf of
State Street Australia Limited	MLC Limited MLC Pooled Trust MLC MasterKey Unit Trust
Cogent Nominees Pty Limited	WOW Super Pty Limited
National Nominees Limited	Victoria State Superannuation Fund



Lend Lease
Corporation Limited
ABN 32 000 226 228
Level 46
Tower Building
Australia Square
Sydney NSW 2000
Australia
Telephone
02 9236 6111
Facsimile
02 9252 2192
DX 10230 SSE
www.lendlease.com

1 August 2003

Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
U S A

Attention: Filing Clerk

Dear Sir

Re: **Company: Lend Lease Corporation Limited**
File No: 82 - 3498

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, the following documents are submitted in respect of the above registration:

Date	Documents
28 July 2003	Announcement to Australian Stock Exchange Appendix 3E - Daily Share Buyback Notice
29 July 2003	Announcement to Australian Stock Exchange Appendix 3E - Daily Share Buyback Notice
30 July 2003	Announcement to Australian Stock Exchange Appendix 3E - Daily Share Buyback Notice
31 July 2003	Announcement to Australian Stock Exchange Appendix 3E - Daily Share Buyback Notice
1 August 2003	Announcement to Australian Stock Exchange Appendix 3E - Daily Share Buyback Notice
1 August 2003	Announcement to Australian Stock Exchange Notification of Share Cancellation

Yours faithfully

S. Sharpe

S J Sharpe
Company Secretary



Lend Lease
Corporation Limited
ABN 32 000 226 228

Level 46
Tower Building
Australia Square
Sydney NSW 2000
Australia

Telephone
61 2 9236 6111

Facsimile
61 2 9252 2192

DX 10230 SSE

28 July 2003

The Manager
Companies Section
Australian Stock Exchange Limited (Sydney)

By electronic lodgement

The Manager
Companies Section
New Zealand Exchange Limited

By email: announce@nzx.com

Pages: Three (3) pages

Dear Sir

Re: Stock Exchange Announcement
Appendix 3E - Daily Share Buyback Notice

Attached is an Appendix 3E in relation to shares bought back on Friday 25 July 2003.

Yours faithfully

S. Sharpe

S J SHARPE
Company Secretary

Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of Entity	ABN
LEND LEASE CORPORATION LIMITED	32 000 226 228

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market
2	Date Appendix 3C was given to ASX	29 May 2003

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	8,820,696	782,500
4	Total consideration paid or payable for the shares	$75,192,371	$6,651,075

+ See chapter 19 for defined terms.

Appendix 3E
Daily share buy-back notice

	Before previous day		Previous day	
5 If buy-back is an on-market buy-back	highest price paid:	$8.86	highest price paid:	$8.50
	date:	23-Jun-03		
	lowest price paid:	$8.20	lowest price paid:	$8.49
	date:	4-Jul-03		
			highest price allowed under rule 7.33:	$8.9019

Participation by directors

6 Deleted 30/9/2001.

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	33,849,624

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: S. Sharpe (~~Director~~/Company secretary) Date: 28/7/03

Print name: S J Sharpe

+ See chapter 19 for defined terms.


Lend Lease
CORPORATION

Lend Lease
Corporation Limited
ABN 32 000 226 228

Level 46
Tower Building
Australia Square
Sydney NSW 2000
Australia

Telephone
61 2 9236 6111

Facsimile
61 2 9252 2192

DX 10230 SSE

29 July 2003

The Manager
Companies Section
Australian Stock Exchange Limited (Sydney)

By electronic lodgement

The Manager
Companies Section
New Zealand Exchange Limited

By email: announce@nzx.com

Pages: Three (3) pages

Dear Sir

Re: Stock Exchange Announcement
Appendix 3E - Daily Share Buyback Notice

Attached is an Appendix 3E in relation to shares bought back on Monday 28 July 2003.

Yours faithfully

S. Sharpe

S J SHARPE
Company Secretary

Company - Lend Lease Corporation Limited
File No 82-3498

Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of Entity	ABN
LEND LEASE CORPORATION LIMITED	32 000 226 228

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market
2	Date Appendix 3C was given to ASX	29 May 2003

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	9,603,196	360,000
4	Total consideration paid or payable for the shares	$81,843,445	$3,080,716

+ See chapter 19 for defined terms.

Appendix 3E
Daily share buy-back notice

	Before previous day	Previous day
5 If buy-back is an on-market buy-back	highest price paid: $8.86 date: 23-Jun-03 lowest price paid: $8.20 date: 4-Jul-03	highest price paid: $8.56 lowest price paid: $8.53 highest price allowed under rule 7.33: $8.9145

Participation by directors

6 Deleted 30/9/2001.	

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	33,489,624

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: S. Sharpe .... Date: 29/7/03
(~~Director~~/Company secretary)

Print name: S J Sharpe

+ See chapter 19 for defined terms.

Company - Lend Lease Corporation Limited
File No 82-3498


Lend Lease
CORPORATION

Lend Lease
Corporation Limited
ABN 32 000 226 228

Level 46
Tower Building
Australia Square
Sydney NSW 2000
Australia

Telephone
61 2 9236 6111

Facsimile
61 2 9252 2192

DX 10230 SSE

30 July 2003

The Manager
Companies Section
Australian Stock Exchange Limited (Sydney)

By electronic lodgement

The Manager
Companies Section
New Zealand Exchange Limited

By email: announce@nzx.com

Pages: Three (3) pages

Dear Sir

Re: Stock Exchange Announcement
Appendix 3E - Daily Share Buyback Notice

Attached is an Appendix 3E in relation to shares bought back on Tuesday 29 July 2003.

Yours faithfully

S. Sharpe

S J SHARPE
Company Secretary

Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of Entity	ABN
LEND LEASE CORPORATION LIMITED	32 000 226 228

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market
2	Date Appendix 3C was given to ASX	29 May 2003

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	9,963,196	822,000
4	Total consideration paid or payable for the shares	$84,924,161	$7,075,320

Appendix 3E
Daily share buy-back notice

	Before previous day	Previous day
5 If buy-back is an on-market buy-back	highest price paid: $8.86 date: 23-Jun-03 lowest price paid: $8.20 date: 4-Jul-03	highest price paid: $8.64 lowest price paid: $8.58 highest price allowed under rule 7.33: $8.9292

Participation by directors

6 Deleted 30/9/2001.	

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	32,667,624

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: S. Sharpe .... Date: 30/7/03
(~~Director~~/Company secretary)

Print name: S J Sharpe

+ See chapter 19 for defined terms.



Lend Lease
CORPORATION

Lend Lease
Corporation Limited
ABN 32 000 226 228

Level 46
Tower Building
Australia Square
Sydney NSW 2000
Australia

Telephone
61 2 9236 6111

Facsimile
61 2 9252 2192

DX 10230 SSE

31 July 2003

The Manager
Companies Section
Australian Stock Exchange Limited (Sydney)

By electronic lodgement

The Manager
Companies Section
New Zealand Exchange Limited

By email: announce@nzx.com

Pages: Three (3) pages

Dear Sir

Re: Stock Exchange Announcement
Appendix 3E - Daily Share Buyback Notice

Attached is an Appendix 3E in relation to shares bought back on Wednesday 30 July 2003.

Yours faithfully

S. Sharpe

S J SHARPE
Company Secretary

Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Orig in: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of Entity	ABN
Lend Lease Corporation Limited	32 000 226 228

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market
2	Date Appendix 3C was given to ASX	29 May 2003

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	10,785,196	677,312
4	Total consideration paid or payable for the shares	$91,999,481	$5,875,205

+ See chapter 19 for defined terms.

Appendix 3E
Daily share buy-back notice

	Before previous day		Previous day	
5 If buy-back is an on-market buy-back	highest price paid:	$8.86	highest price paid:	$8.70
	date:	23-Jun-03		
	lowest price paid:	$8.20	lowest price paid:	$8.60
	date:	4-Jul-03		
			highest price allowed under rule 7.33:	$8.9691

Participation by directors

6 Deleted 30/9/2001.

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	31,990,312

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: S. Sharpe (~~Director~~/Company secretary) Date: 31/7/03

Print name: S J Sharpe

+ See chapter 19 for defined terms.



Lend Lease
CORPORATION

Lend Lease
Corporation Limited
ABN 32 000 226 228

Level 46
Tower Building
Australia Square
Sydney NSW 2000
Australia

Telephone
61 2 9236 6111

Facsimile
61 2 9252 2192

DX 10230 SSE

1 August 2003

The Manager
Companies Section
Australian Stock Exchange Limited (Sydney)

By electronic lodgement

The Manager
Companies Section
New Zealand Exchange Limited

By email: announce@nzx.com

Pages: Three (3) pages

Dear Sir

Re: Stock Exchange Announcement
Appendix 3E - Daily Share Buyback Notice

Attached is an Appendix 3E in relation to shares bought back on Thursday 31 July 2003.

Yours faithfully

S. Sharpe

S J SHARPE
Company Secretary

Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Orig in: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of Entity	ABN
Lend Lease Corporation Limited	32 000 226 228

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market
2	Date Appendix 3C was given to ASX	29 May 2003

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	11,462,508	476,000
4	Total consideration paid or payable for the shares	$97,874,686	$4,175,198

+ See chapter 19 for defined terms.

Appendix 3E
Daily share buy-back notice

	Before previous day		Previous day	
5 If buy-back is an on-market buy-back	highest price paid:	$8.86	highest price paid:	$8.78
	date:	23-Jun-03		
	lowest price paid:	$8.20	lowest price paid:	$8.73
	date:	4-Jul-03		
			highest price allowed under rule 7.33:	$9.0111

Participation by directors

6 Deleted 30/9/2001.	

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	31,514,312

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: ..S. Sharpe.............. Date: 1/8/03
(~~Director~~/Company secretary)

Print name: S J SHARPE

Company - Lend Lease Corporation Limited
File No 82-3498



Lend Lease
CORPORATION

Lend Lease
Corporation Limited
ABN 32 000 226 228

Level 46
Tower Building
Australia Square
Sydney NSW 2000
Australia

Telephone
61 2 9236 6111

Facsimile
61 2 9252 2192

DX 10230 SSE

1 August 2003

The Manager
Companies Section
Australian Stock Exchange Limited (Sydney)

By electronic lodgement

The Manager
Companies Section
New Zealand Exchange Limited

By email: announce@nzx.com

Pages: Ten (10) pages

Dear Sir

Re: Stock Exchange Announcement
Notification of Share Cancellation

Attached is a copy of Form 484 lodged with the Australian Securities and Investments Commission today in relation to the cancellation of 4,042,914 ordinary shares pursuant to the Company's on-market share buyback. The current issued capital of Lend Lease Corporation Limited is 432,692,946.

Yours faithfully

S. Sharpe

S J SHARPE
Company Secretary



ASIC

Australian Securities & Investments Commission



Change to company details

Form 484 — Corporations Act 2001

Section C

Section C may be lodged independently if no changes are to be notified via Sections A or B.

Use this form to notify ASIC of:
C1 **Change to share structure table**
C2 **Issue of shares**
C3 **Cancellation of shares**
C4 **Changes to members' register**

Related Forms
484 A - change of address, name (officeholders or members), details (ultimate holding company)
484 B - appoint/cease officeholder, change special purpose company status

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company details

Company name

Lend Lease Corporation Limited

ACN/ ABN

32 000 226 228

Is this document being lodged to update the Annual Company Statement that was sent to you?

☐ Yes

☒ No

Section C completion guide

Standard share codes
Refer to the following table for the share class codes for sections C1, C2, C3 and C4

Share class code	Full title	Share class code	Full title
A	A	PRF	preference
B	B ...etc	CUMP	cumulative preference
EMP	employee's	NCP	non-cumulative preference
FOU	founder's	REDP	redeemable preference
LG	life governor's	NRP	non-redeemable preference
MAN	management	CRP	cumulative redeemable preference
ORD	ordinary	NCRP	non-cumulative redeemable preference
RED	redeemable	PARP	participative preference
SPE	special		

If you are using the standard share class codes you do not need to provide a full title for the shares.

If you are not using the standard share class code, enter a code of no more than 4 letters and then show the full title.

Continues on next page...

Sections to complete

Use the table below to identify the sections of this form to complete (please indicate the sections that have been completed).

Completion of this table is optional.

	C1 - Change to share structure table	C2 - Issue of shares	C3 - Cancellation of shares	C4 - Change to members register
Issue of shares				
☐ Proprietary company	✓	✓	Not required	✓
Public company				
☐ if in response to the Annual company statement	✓	✓	Not required	✓
☐ if not in response to the Annual company statement	Not required	✓	Not required	Not required
Cancellation of shares				
☐ Proprietary company	✓	Not required	✓	✓
Public company				
☐ if in response to the Annual company statement	✓	Not required	✓	✓
☒ if not in response to the Annual company statement	Not required	Not required	✓	Not required
Transfer of shares				
☐ Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to amounts paid				
☐ Proprietary company	✓	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	✓	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to beneficial ownership				
☐ Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required

To notify ASIC about a division or conversion of a class of shares, you must lodge a form 211.

To notify ASIC about a conversion of shares into larger or smaller numbers, you must lodge a form 2205.

C1 Change to share structure table

Where the share class has changed (eg. as a result of the issue or cancellation or shares), please show the updated details for this share class in the table below. Details of share classes that have not changed are not required here.

Share class code	Full title if not standard	Total number issued	Total amount paid on these shares	Total amount unpaid on these shares

Earliest date of change

Please indicate the earliest date that any of the above changes occured

[D D] / [M M] / [Y Y]

C2 Issue of shares

List details of new share issues in the following table.

Share class code	Number of shares issued	Amount paid per share	Amount unpaid per share

Earliest date of change

Please indicate the earliest date that any of the above changes occured

[D D] / [M M] / [Y Y]

If shares were issued for other than cash, were some or all of the shares issued under a written contract?

☐ **Yes** (if yes, proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid. Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.)

☐ **No** (if no, proprietary companies are not required to provide any further documents with this form. Public companies must also lodge a Form 208.)

C3 Cancellation of shares

Reason for cancellation
Please indicate the reason that shares have been cancelled (select one or more boxes)

Redeemable preference shares — **S.254J**
- [ ] Redeemed out of profits
- [ ] Redeemed out of proceeds of a fresh issue of shares

Capital reduction — **S.256A – S.256E**
- [ ] Single shareholder company
- [ ] Multiple shareholder company. A Form 2560 must be lodged before a capital reduction takes place

Share buy-back. — **ss.257H(3)**
- [ ] Minimum holding buy-back only
- [x] Other buy-back type. A form 280 or 281 must be lodged at least 14 days, and no more than 1 year before the share buy-back can take place

- [ ] Forfeited shares — **S.258D**

Shares returned to a public company — **ss.258E(2) & (3)**
- [ ] Under section 651C, 724(2), 737 or 738
- [ ] Under section 1325A (court order)

- [ ] **Other**

Description

Give section reference

Details of cancelled shares

List the details of shares cancelled in the following table

Share class code	Number of shares cancelled	Amount paid (cash or otherwise)
ORD	4,042,914	$34,313,349

Earliest date of change
Please indicate the earliest date that any of the above changes occured

14 / 07 / 03
[D D] [M M] [Y Y]

C4 Changes to the register of members

Use this section to notify changes to the register of members for your company (changes to the shareholdings of members):

- If there are 20 members or less in a share class, all changes need to be notified
- If there are more than 20 members in a share class, only changes to the top twenty need be notified (s178B).
- If shares are jointly owned, provide names and addresses of all joint - owners on a separate sheet, clearly indicating the share class and with whom the shares are jointly owned.

Please complete a separate section below for each member

The changes apply to
Please indicate the name and address of the member whose shareholding has changed

☐ Family name Given names

OR

☐ Company name

ACN/ ARBN/ ABN

Office, unit, level, or PO Box number

Street number and Street name

Suburb/City State/Territory

Postcode Country (if not Australia)

The changes are

Share class code	Shares increased by ... (number)	Shares decreased by ... (number)	Number now held	Total $ paid on these shares	Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)	Top 20 member (y/n)

Earliest date of change
Please indicate the earliest date that any of the above changes occurred

Date
☐☐ / ☐☐ / ☐☐
[D D] [M M] [Y Y]

Date of entry of member's name in register
(New members only)

Date
☐☐ / ☐☐ / ☐☐
[D D] [M M] [Y Y]

C4 Continued... Further changes to the register of members

The changes apply to
Please indicate the name and address of the member whose shareholding has changed

☐ Family name
Given names

OR

☐ Company name

ACN/ ARBN/ ABN

Office, unit, level, or PO Box number

Street number and Street name

Suburb/City
State/Territory

Postcode
Country (if not Australia)

The changes are

Share class code	Shares increased by .... (number)	Shares decreased by .... (number)	Number now held	Total $ paid on these shares	Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)	Top 20 member (y/n)

Earliest date of change
Please indicate the earliest date that any of the above changes occurred

Date
[D D] / [M M] / [Y Y]

Date of entry of member's name in register
(New members only)

Date
[D D] / [M M] / [Y Y]

C4 Continued... Further changes to the register of members

The changes apply to
Please indicate the name and address of the member whose shareholding has changed

☐ Family name

Given names

OR

☐ Company name

ACN/ ARBN/ ABN

Office, unit, level, or PO Box number

Street number and Street name

Suburb/City

State/Territory

Postcode

Country (if not Australia)

The changes are

Share class code	Shares increased by . . . (number)	Shares decreased by . . . (number)	Number now held	Total $ paid on these shares	Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)	Top 20 member (y/n)

Earliest date of change
Please indicate the earliest date that any of the above changes occurred

Date
☐☐ / ☐☐ / ☐☐
[D D] [M M] [Y Y]

Date of entry of member's name in register
(New members only)

Date
☐☐ / ☐☐ / ☐☐
[D D] [M M] [Y Y]

C4 Continued... Further changes to the register of members

The changes apply to
Please indicate the name and address of the member whose shareholding has changed

Family name

Given names

OR

Company name

ACN/ ARBN/ ABN

Office, unit, level, or PO Box number

Street number and Street name

Suburb/City

State/Territory

Postcode

Country (if not Australia)

The changes are

Share class code	Shares increased by . . . (number)	Shares decreased by . . . (number)	Number now held	Total $ paid on these shares	Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)	Top 20 member (y/n)

Earliest date of change
Please indicate the earliest date that any of the above changes occurred

Date
[D D] / [M M] / [Y Y]

Date of entry of member's name in register
(New members only)

Date
[D D] / [M M] / [Y Y]

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this form is true and complete

Name

Susan June Sharpe

Capacity

☐ Director

☒ Company secretary

Signature

S. Sharpe

Date signed

0 1 / 0 8 / 0 3
[D D] [M M] [Y Y]

Lodging party details

Please notify the registered agent details (if applicable) and to whom queries about this form should be directed.

Registered Agent details
If this form is being lodged by an ASIC registered agent, please complete agent name and number

ASIC registered agent name

ASIC registered agent number

Queries about this form
You can nominate an officeholder, lodging party or ASIC registered agent

If there is a query regarding this form, ASIC should contact (Choose one of the following)

☒ Signatory above

☐ ASIC registered agent above

☐ Name of lodging party

Office, unit, level, or PO Box number

Street number and Street name

Suburb/City | State/Territory

Postcode | Country (if not Australia)

DX Number | DX City/suburb

Telephone Number



Mail

Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

For help or more information

Telephone 03 5177 3988
Email info.enquiries@asic.gov.au
Web www.asic.gov.au/easylodge